    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           --------------------------

                              CARREKER CORPORATION

             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           75-1622836
 (State or other jurisdiction of incorporation or          (I.R.S. Employer Identification No.)
                   organization)

                       4055 VALLEY VIEW LANE, SUITE 1000
                              DALLAS, TEXAS 75244
                                 (972) 458-1981

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                             JOHN D. CARREKER, JR.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       4055 VALLEY VIEW LANE, SUITE 1000
                              DALLAS, TEXAS 75244
                                 (972) 458-1981

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

                 JOHN B. MCKNIGHT                                    M. HILL JEFFRIES
                   WHIT ROBERTS                                      Alston & Bird LLP
             Locke Liddell & Sapp LLP                               One Atlantic Center
           2200 Ross Avenue, Suite 2200                         1201 West Peachtree Street
                Dallas, Texas 75201                               Atlanta, Georgia 30309
                  (214) 740-8000                                      (404) 881-7000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
    SECURITIES TO BE REGISTERED         BE REGISTERED          PER SHARE         OFFERING PRICE      REGISTRATION FEE
Common Stock, $.01 par value per
  share............................     4,600,000 (1)         $18.50 (2)         $85,100,000 (2)        $22,466.40

(1) Includes 600,000 shares as to which the selling stockholders will grant the underwriters an option to cover over-allotments, if any.

(2) Estimated solely for the purposes of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED OCTOBER 3, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]

                                4,000,000 SHARES

                                  COMMON STOCK

    Carreker Corporation is offering 2,000,000 shares of its common stock and the selling stockholders are offering an additional 2,000,000 shares. Carreker Corporation's common stock is traded on the Nasdaq National Market under the symbol "CANI." The last reported sale price of the common stock on the Nasdaq National Market on October 2, 2000 was $20.19 per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

                                                               PER SHARE          TOTAL
                                                              -----------      -----------
Public Offering Price.......................................  $                $
Underwriting Discount.......................................  $                $
Proceeds to Carreker........................................  $                $
Proceeds to the Selling Stockholders........................  $                $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock to cover over-allotments.

                            ------------------------

ROBERTSON STEPHENS
                    CHASE H&Q
                                 U.S. BANCORP PIPER JAFFRAY

             THE DATE OF THIS PROSPECTUS IS                 , 2000

Table in middle of page with oval containing the phrase "Carreker Solutions" surrounded by four triangles containing the following phrases "Revenue Enhancement," "PaymentSolutions," "Enterprise Solutions" and "CashSolutions."

                                     [LOGO]

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "CARREKER CORPORATION," "CARREKER," "WE," "OUR" AND "US" REFER TO CARREKER CORPORATION, A DELAWARE CORPORATION, AND ITS SUBSIDIARIES.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      4
Risk Factors................................................      7
Forward Looking Statements..................................     19
Use of Proceeds.............................................     20
Price Range of Common Stock.................................     21
Dividend Policy.............................................     21
Capitalization..............................................     22
Selected Consolidated Financial Data........................     23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     25
Business....................................................     38
Management..................................................     49
Principal and Selling Stockholders..........................     52
Underwriting................................................     54
Legal Matters...............................................     56
Experts.....................................................     56
Where You Can Find More Information.........................     57

                            ------------------------

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE INFORMATION THAT WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. UNLESS INDICATED OTHERWISE, WE HAVE ASSUMED IN THIS PROSPECTUS THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                              CARREKER CORPORATION

    We are a leading provider of integrated consulting and software solutions that enable banks to identify and implement e-finance solutions, increase their revenues, reduce their costs and enhance their delivery of customer services. Our e-finance solutions use leading-edge technologies to create practical applications for banks and their customers. We believe that our 22 years of experience in the banking industry, combined with our professional staff and our advanced technological expertise, allows us to provide customized solutions for banks and other financial institutions. Our offerings fall into four groups:

    - REVENUE ENHANCEMENT--increases banks' revenues through market segmentation and improved customer pricing structures;

    - PAYMENTSOLUTIONS--assists banks in transitioning from paper to electronic-based payment systems and minimizing payment processing expenses;

    - ENTERPRISE SOLUTIONS--integrates systems, combines operations and improves workflows and internal operational processes; and

    - CASHSOLUTIONS--optimizes inventory management of a bank's cash-on-hand, including management of how much cash is needed, when it is needed and where it is needed.

    Our customer list includes over 200 financial institutions in the United States, Canada, the United Kingdom, Ireland and Australia, including 70 of the largest 100 banks in the United States.

                                  OUR INDUSTRY

    The banking industry is one of the nation's largest industries, with aggregate assets of approximately $7.2 trillion as of June 2000, according to the Federal Deposit Insurance Corporation. Today's banking environment is characterized by continuing consolidation, changing regulations, evolving technologies and the emergence of the Internet. In order to compete effectively in this dynamic environment, banks often must identify effective and innovative solutions to address their unique requirements and redesign, and in some cases completely replace, their operational systems. International Data Corporation estimates that banks spent approximately $4.8 billion on information services outsourcing in 1999 and by 2004 are estimated to spend approximately twice that amount. Nevertheless, traditional third party solutions are limited, as some only offer analysis and consultation regarding a bank's operations, while others only provide specific software applications, resulting in a piecemeal approach to solutions development. Consequently and in many cases, banks are forced to use multiple providers, which often results in higher costs, more complex implementation and delayed realization of benefits. Therefore, banks are in need of a solution provider specializing in the banking industry that provides integrated consulting services and technological applications.

                                  OUR SOLUTION

    Our solutions combine consulting services and technological applications that have the following key characteristics:

    - integrated and consultative approach that enables us to utilize our consulting expertise and proprietary technology to serve as a single-source provider of fully-integrated solutions that address the critical needs of banks. This approach sets us apart from providers of partial solutions that require banks to seek costly additional expertise or implementation services to attain a complete solution;

    - comprehensive delivery model that enables us to distribute our solutions in a variety of ways to meet our clients' needs and to deliver products and services to a wider range of clients;

    - latest technological developments that produce software applications which can be expanded with minimal effort, are functional and are able to interface with a bank's current or legacy systems;

    - compelling business proposition that reduces our clients' investment risk by increasing revenues or reducing costs in a relatively short period of time. In addition, in appropriate circumstances, we value-price our solutions, whereby we receive a percentage of the amount of additional revenues or reduced costs achieved by the customer; and

    - broad array of services and technology that enables us to provide a bank with an expert solution targeting a narrow area of a bank's operations or addressing a broad range of a bank's operational requirements.

                                  OUR STRATEGY

    Our objective is to advance our position as a leading provider of integrated consulting and software solutions to banks. Key elements of our strategy include:

    - expanding our customer base by building on our strong relationships with larger banks to market our solutions to their peers, selected smaller banks and other financial institutions, by partnering with service providers or resellers, and by pursuing international customers, particularly banks elsewhere in North America, Europe and Australia;

    - cross-marketing our products and services to our existing customers to increase revenues through methods that typically do not involve the time and customer acquisition costs associated with developing new relationships;

    - increasing our use of value-pricing for solutions in appropriate circumstances and expanding our practice of structuring license fees for software-based solutions to generate a recurring revenue stream;

    - continuing to pursue strategic alliances and acquisitions with selected partners whose solutions and expertise, when combined with ours, would provide value-added benefits to banks and their customers or would enable us to expand our line of e-finance solutions, grow our customer base or pursue new business opportunities; and

    - enhancing brand awareness to expand our customer base and attract new strategic alliances, acquisition candidates and talented consultants, managers and employees.

                                  OUR ADDRESS

    Our principal executive offices are located at 4055 Valley View Lane, Suite 1000, Dallas, Texas 75244, and our telephone number at that address is
(972) 458-1981. Our website is located at WWW.CARREKER.COM. Information contained on our website is not part of this prospectus.

                                  THE OFFERING

    The following information is based on the number of our shares of common stock outstanding as of September 21, 2000. See "Capitalization" for additional information regarding our outstanding shares of common stock and options to purchase shares of common stock and other related matters.

Common stock offered by Carreker............................  2,000,000 shares
Common stock offered by the selling stockholders............  2,000,000 shares
Common stock to be outstanding after this offering..........  20,864,552 shares
Use of proceeds.............................................  For working capital, general corporate purposes and possible future
                                                              acquisitions
Nasdaq National Market symbol...............................  CANI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table summarizes the consolidated financial data for our business. The consolidated balance sheet data has been adjusted to reflect our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $20.19 per share and the application of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."

                                                                                              SIX MONTHS ENDED
                                                FISCAL YEAR ENDED JANUARY 31,                     JULY 31,
                                     ----------------------------------------------------   ---------------------
                                       1996       1997       1998       1999       2000       1999        2000
                                     --------   --------   --------   --------   --------   --------   ----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenues.....................  $19,896    $30,535    $42,781    $55,017    $75,820    $33,356     $ 50,722
Income from operations.............    2,709      2,849      4,953      7,150     11,234      4,519        7,193
Net income.........................  $ 1,859    $ 1,360    $ 3,005    $ 5,172    $ 7,894    $ 3,249     $  4,922
                                     =======    =======    =======    =======    =======    =======     ========
Basic earnings per share...........  $  0.15    $  0.11    $  0.24    $  0.32    $  0.43    $  0.18     $   0.27
                                     =======    =======    =======    =======    =======    =======     ========
Diluted earnings per share.........  $  0.14    $  0.10    $  0.21    $  0.30    $  0.42    $  0.17     $   0.25
                                     =======    =======    =======    =======    =======    =======     ========
Shares used in computing basic
  earnings per share...............   12,783     12,154     12,717     16,224     18,456     18,423       18,524
Shares used in computing diluted
  earnings per share...............   13,332     13,118     14,484     17,504     18,980     18,961       19,442

                                                                                             AS OF JULY 31, 2000
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments........................................   $33,856     $ 71,295
Working capital..........................................................................    59,004       96,443
Total assets.............................................................................    92,473      129,912
Total stockholders' equity...............................................................    71,252      108,691

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK. OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT. IN ADDITION, YOU SHOULD KEEP IN MIND THAT THE RISKS DESCRIBED BELOW ARE NOT THE ONLY RISKS THAT WE FACE. THE RISKS DESCRIBED BELOW ARE THE RISKS THAT WE CURRENTLY BELIEVE ARE MATERIAL RISKS OF AN INVESTMENT IN OUR COMMON STOCK. HOWEVER, ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US, OR RISKS THAT WE CURRENTLY BELIEVE ARE NOT MATERIAL, MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

OUR PERFORMANCE DEPENDS ON THE BANKING INDUSTRY, AND ANY CHANGE IN THE BANKING INDUSTRY'S DEMAND FOR OUR SOLUTIONS COULD REDUCE OUR REVENUES AND HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    We derive substantially all of our revenues from solutions provided to banks and other participants in the banking industry. Accordingly, our future success significantly depends upon this industry's continued demand for our solutions. We believe that an important factor in our growth has been substantial changes in the banking industry in recent years, as manifested by continuing consolidation, regulatory change, technological innovation, the emergence of the Internet and other trends. If this environment of change were to slow, we could experience reduced demand for our solutions. In addition, the banking industry is sensitive to changes in economic conditions and is highly susceptible to unforeseen events, such as domestic or foreign political instability, recession, inflation or other adverse occurrences that may result in a significant decline in the utilization of bank services. Furthermore, due to concerns regarding data security and other factors, banks have been and may in the future be hesitant to adopt electronic solutions, which can adversely affect the demand for our solutions. Any event that results in decreased consumer or corporate use of bank services, or increased pressures on banks towards the in-house development and implementation of revenue enhancement or cost reduction measures, could have a material adverse effect on our business, financial condition and results of operations.

A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR BUSINESS, AND THE LOSS OF ANY ONE OF THEM COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND FINANCIAL CONDITION.

    Our five largest customers accounted for approximately 44%, 35% and 58% of total revenues during the fiscal years ended January 31, 1998, 1999 and 2000, respectively, and for approximately 61% of total revenues during the six months ended July 31, 2000. Wells Fargo & Company and Firstar Bank, N.A. accounted for approximately 24% and 13% of total revenues during the year ended January 31, 2000, respectively, and Firstar Bank, N.A. and Barclays PLC accounted for approximately 35% and 10% of total revenues during the six months ended
July 31, 2000, respectively. Our significant customers have changed from period to period. However, a significant portion of our current revenues is derived from customers who were major customers in prior years, and we are therefore dependent to a significant degree on our ability to maintain our existing relationships with these customers. There can be no assurance that we will be successful in maintaining our existing customer relationships or in securing additional customers, and there can be no assurance that we can retain or increase the volume of business that we do with such customers. In particular, continuing consolidation within the banking industry may result in the loss of one or more significant customers. Any failure by us to retain one or more of our large customers, maintain or increase the volume of business done for such customers or establish profitable relationships with additional customers could have a material adverse effect on our business, financial condition and results of operations.

MANY FACTORS, SOME BEYOND OUR CONTROL, COULD CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS, WHICH COULD RESULT IN A LOWER MARKET PRICE FOR OUR COMMON STOCK.

    We have experienced in the past, and expect to experience in the future, significant fluctuations in quarterly operating results. Such fluctuations may be caused by many factors, including but not limited to:

    - the extent and timing of revenues recognized, particularly in light of our historical tendency to have a disproportionately large portion of our contract signings near the end of each quarter;

    - increases in costs beyond anticipated levels, especially in the context of costs incurred under value-pricing contracts;

    - the degree of customer acceptance of new solutions;

    - the introduction of new or enhanced solutions by us or our competitors;

    - our mix of revenues derived from consulting and management service fees on the one hand, and software-related fees on the other;

    - customer budget cycles and priorities and purchasing cycles;

    - competitive conditions in the industry;

    - seasonal factors;

    - timing of consolidation decisions by customers;

    - the extent of customers' international expansion; and

    - general economic conditions.

    Due to the foregoing factors, many of which are beyond our control, our quarterly revenues and operating results are difficult to forecast. It is possible that our future quarterly results of operations from time to time will not meet the expectations of securities analysts or investors, which could have a material adverse effect on the market price of our common stock.

OUR USE OF FIXED-PRICE AND VALUE-PRICED ARRANGEMENTS FOR CUSTOMER PROJECTS COULD REDUCE OUR REVENUES AND NET INCOME, WHICH COULD RESULT IN DECREASED OPERATING MARGINS OR LOSSES.

    We primarily price our solutions on a time-and-materials, fixed-price or value-priced basis. In connection with fixed-price projects, we occasionally incur costs in excess of our projections and as a result achieve lower margins than expected or may incur losses with respect to projects. In connection with value-priced projects, we are paid based on an agreed percentage of either projected or actual increased revenues or decreased costs derived by the bank generally over a period of up to twelve months following the implementation of our solutions. We typically must first commit time and resources to develop such projections before a bank will commit to purchase our solutions and therefore assume the risk of making these commitments and incurring related expenses with no assurance that the bank will purchase the solutions. In addition, from time to time, a customer will not achieve projected revenues or savings because it belatedly decides not to implement our solutions or the solutions do not produce the projected results, in which case we may not be able to collect any or all of the fees provided for in the customer's contract. The nature of our fixed-priced and value-priced arrangements can result in decreased operating margins or losses and could materially and adversely affect our business, financial condition and results of operations.

WE DO NOT TYPICALLY ENTER INTO LONG-TERM AGREEMENTS WITH OUR CUSTOMERS, WHICH MAKES IT MORE DIFFICULT TO PLAN AND EFFICIENTLY ALLOCATE OUR RESOURCES, AND ANY DEFERRAL, MODIFICATION OR CANCELATION OF A CUSTOMER PROJECT CAN ADVERSELY AFFECT OUR OPERATING RESULTS.

    We typically provide services to customers on a project-by-project basis without long-term agreements. When a customer defers, modifies or cancels a project, we must be able to rapidly re-deploy our personnel to other projects in order to minimize the under-utilization of our personnel and the resulting adverse impact on operating results. In addition, our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in progress. As a result, any delay, modification or cancelation of a customer project, or any disruption of our business relationships with any of our significant customers or with a number of smaller customers could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE RECENTLY REFOCUSED OUR SOLUTIONS TO FOCUS ON E-FINANCE OPPORTUNITIES, AND ANY INABILITY TO GAIN MARKET ACCEPTANCE OF THESE SOLUTIONS COULD HAVE A NEGATIVE IMPACT ON OUR FUTURE GROWTH AND FINANCIAL RESULTS.

    We have recently refocused our solutions to concentrate on e-finance opportunities. We have dedicated significant resources to this effort and cannot be certain whether this refocusing of our solutions will achieve market acceptance. Market acceptance of our existing and future solutions depends on several factors, including:

    - the ease with which those solutions can be implemented and used;

    - the performance and reliability of those solutions;

    - the degree to which customers achieve expected revenue gains, cost savings and performance enhancements; and

    - the extent to which our customers and prospective customers are able to implement alternative approaches to meet their business development and cost-saving needs.

    Some of these factors are beyond our control. There can be no assurance that our customers will realize the intended benefits of our solutions or that any of our solutions will be accepted in the market. Any significant or ongoing failure to achieve these benefits or to maintain or increase market acceptance would restrict substantially our future growth and could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE EXPERIENCED RAPID GROWTH IN OUR BUSINESS, AND THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO MAINTAIN THIS GROWTH RATE. IF WE ARE ABLE TO MAINTAIN IT, OUR OPERATIONAL AND FINANCIAL RESOURCES COULD BE STRAINED, WHICH COULD CAUSE US TO LOSE CUSTOMERS, PREVENT US FROM OBTAINING NEW CUSTOMERS AND INCREASE OUR OPERATING EXPENSES.

    We have experienced significant growth in recent years, but there can be no assurance that we will be able to maintain this growth rate. If we are not successful in maintaining this growth rate, our business could be negatively affected. To be successful in maintaining our growth rate, we anticipate that additional expansion may be required in order to address potential market opportunities. Any further growth would place further demands on our management, operational capacity and financial resources. We anticipate that we will need to recruit large numbers of qualified personnel in all areas of our operations, including management, sales, marketing, delivery and software development. There can be no assurance that we will be effective in attracting and retaining additional qualified personnel, expanding our operational capacity or otherwise managing growth. In addition, there can be no assurance that our systems, procedures or controls will be adequate to support any expansion of our operations. As a result of acquisitions and continued growth, the needs of our management information systems are expected to expand and change, which could result in the implementation of new or modified management information systems and procedures. This may necessitate additional training of existing personnel or the hiring of additional personnel. If we cannot implement the new, or modified, management information systems in a timely manner, our ability to manage growth effectively or generate timely operating and financial reports could be materially and adversely affected. The failure to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

OUR FUTURE SUCCESS SIGNIFICANTLY DEPENDS ON THE EXPERIENCE OF OUR KEY PERSONNEL, AND THE LOSS OF ANY ONE OF THEM COULD IMPAIR OUR ABILITY TO DO BUSINESS.

    Our future success depends, in significant part, upon the continued services of John D. Carreker, Jr., our Chairman of the Board and Chief Executive Officer, as well as other executive officers and key personnel. The loss of services of Mr. Carreker or one or more of our other executive officers or key employees could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to retain our executive officers or key personnel. We do not maintain key-man life insurance covering any of our executive officers or other key personnel.

OUR SOFTWARE AND SOLUTIONS MAY CONTAIN DEFECTS OR ERRORS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND SUBJECT US TO LIABILITY CLAIMS.

    Our solutions at times in the past have been, and in the future may be, incompatible with the operating environments of our customers or inappropriate to address their needs, resulting in additional costs being incurred by us in rendering services to our customers. Further, like other software products, our software occasionally has contained undetected errors, or "bugs," which become apparent through use of the software. Because our new or enhanced software initially is installed at a limited number of sites and operated by a limited number of users, such errors and/or incompatibilities may not be detected for a number of months after delivery of the software. The foregoing errors in the past have resulted in the deployment of our personnel and funds to cure errors, occasionally resulting in cost overruns and delays in solutions development and enhancement. Moreover, solutions with substantial errors could be rejected by or result in damages to customers, which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that errors or defects will not be discovered in the future, potentially causing delays in solution implementation or requiring design modifications that could adversely affect our business, financial condition and results of operations. It is also possible that errors or defects in our solutions could give rise to liability claims against us.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP NEW TECHNOLOGIES AND SERVICES TO MEET THE CHANGING NEEDS OF OUR CURRENT AND FUTURE CUSTOMERS, AND OUR INABILITY TO INTRODUCE NEW SOLUTIONS COULD NEGATIVELY IMPACT OUR ABILITY TO DO BUSINESS AND MAINTAIN OUR FINANCIAL CONDITION.

    We regularly undertake new projects and initiatives in order to meet the changing needs of our customers. In so doing, we invest substantial resources with no assurance of their ultimate success. We believe our future success will depend, in part, upon our ability to:

    - enhance our existing solutions;

    - design and introduce new solutions that address the increasingly sophisticated and varied needs of our current and prospective customers;

    - develop leading technology; and

    - respond to technological advances and emerging industry standards on a timely and cost-effective basis.

    There can be no assurance that future advances in technology will be beneficial to, or compatible with, our business or that we will be able to incorporate such advances into our business. In addition, keeping abreast of technological advances in our business may require substantial expenditures and lead-time. There can be no assurance that we will be successful in using new technologies, adapting our solutions to emerging industry standards or developing, introducing and marketing solution enhancements or new solutions, or that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these solutions. If we incur increased costs or are unable, for technical or other reasons, to develop and introduce new solutions or enhancements of existing solutions in a timely manner in response to changing market conditions or customer requirements, our business, financial condition and results of operations could be materially and adversely affected.

OUR FOCUS ON PROVIDING AN APPLICATION SERVICE PROVIDER, OR ASP, SOFTWARE HOSTING MODEL WILL SUBJECT US TO NEW RISKS ASSOCIATED WITH AN INCREASED DEPENDENCE ON THIRD-PARTY PROVIDERS AND THE INTERNET.

    Our move toward an ASP software hosting model will give rise to numerous risks that we have not previously faced, particularly risks related to our heightened dependence on third party providers and the Internet. The success of our ASP software hosting model will partially depend on the performance of the third party application service provider with whom we have contracted to provide software hosting services. In addition, we will also be dependent on the Internet as a reliable network backbone capable of supporting our customers' use of our software. There can be no assurance that our solutions that rely on Internet access will be protected against disruptions, delays or losses due to technical difficulties, natural causes or security breaches. These problems may adversely affect the success of our ASP software hosting initiative and could negatively impact our operating results. We may also be subject to any governmental adoption of regulations that charge Internet access fees or impose taxes on subscriptions. Currently, there are few laws or regulations that specifically regulate the Internet; however, such laws and regulations, if adopted, may increase our operating expenses.

WE ARE SEEKING TO SELL SOFTWARE LICENSES THAT ARE PRICED BASED ON A USAGE LICENSE FEE RATHER THAN A LUMP SUM LICENSE FEE, WHICH COULD ADVERSELY AFFECT OUR REVENUES AND FINANCIAL RESULTS.

    Historically, when selling software licenses to customers, we have charged a lump sum software license fee. With our increasing emphasis on selling software licenses based on an ASP software hosting model, however, we will be seeking to increase our usage license fees. This could have an adverse effect on our overall software license fees as we work to implement this new pricing model. There can be no assurance that our revenues derived from usage license fees will offset our loss of lump sum license fees.

THERE IS INTENSE COMPETITION IN OUR INDUSTRY FOR QUALIFIED BANKING PROFESSIONALS AND TECHNICAL AND MANAGERIAL PERSONNEL, AND OUR FAILURE TO ATTRACT AND RETAIN THESE PEOPLE COULD AFFECT OUR ABILITY TO RESPOND TO BANKING AND TECHNOLOGICAL CHANGE AND TO INCREASE OUR REVENUES.

    Our future success depends upon our continuing ability to attract and retain highly qualified banking, technical and managerial personnel. Competition for such personnel is intense, and we at times have experienced difficulties in attracting the desired number of such individuals. Further, our employees have left us to work in-house with our customers and with our competitors. There can be no assurance that we will be able to attract or retain a sufficient number of highly qualified employees or independent contractors in the future. If we are unable to attract personnel in key positions, our business, financial condition and results of operations could be materially and adversely affected.

WE FACE INCREASED COMPETITION THAT COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS AND LOSS OF MARKET SHARE, ANY OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

    We compete with third-party providers of services and software products to the banking industry that include consulting firms and software companies. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can. Also, several of our current and potential competitors have greater name recognition and larger customer bases that such competitors could leverage to increase market share at our expense. We expect to face increased competition as other established and emerging companies enter the banking services market. Increased competition could result in price reductions, fewer customer orders and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current or future competitors, and the failure to do so would have a material adverse effect upon our business, financial condition and results of operations.

    In addition to competing with a variety of third parties, we experience competition from our customers and potential customers. From time to time, these potential customers develop, implement and maintain their own services and applications for revenue enhancements, cost reductions and/or enhanced customer services, rather than purchasing services and related products from third parties. There can be no assurance that these customers or other potential customers will perceive sufficient value in our solutions to justify investing in them. In addition, customers or potential customers could enter into strategic relationships with one or more of our competitors to develop, market and sell competing services or products.

WE MAY BE UNABLE TO FULLY BENEFIT FROM OUR STRATEGIC ALLIANCES AND ACQUISITIONS, WHICH COULD NEGATIVELY AFFECT OUR BUSINESS AND HINDER OUR ABILITY TO REALIZE EXPECTED BENEFITS.

    We regularly evaluate opportunities and may enter into strategic alliances, or make acquisitions of other businesses, products or technologies. Risks inherent in alliances may include, among others:

    - substantial investment of our resources in the alliance;

    - inability to realize the intended benefits of an alliance;

    - increased reliance on third parties;

    - increased payment of third-party licensing fees or royalties for the incorporation of third-party technology into our solutions; and

    - inadvertent transfer of our proprietary technology to strategic
      "partners."

    Acquisitions involve numerous risks, including:

    - difficulties in identifying suitable acquisition candidates;

    - competition for acquisitions with other companies, many of which have substantially greater resources than we do;

    - inability to obtain sufficient financing on acceptable terms to fund acquisitions;

    - difficulties in assimilating acquired operations and products into our business;

    - maintaining uniform standards, controls, procedures and policies;

    - potential loss of customers and strategic partners of acquired companies;

    - potential loss of key employees of acquired companies;

    - diversion of management's attention from other business concerns;

    - amortization of acquired intangible assets; and

    - failure of acquired businesses, products or technologies to perform as expected or to achieve expected levels of revenues, profitability on productivity.

    There can be no assurance that we will be successful in identifying and entering into strategic alliances or making acquisitions, if at all, and any inability to do so could have a material adverse effect on our business, financial condition and results of operations. We recently completed several small acquisitions, and if we were to complete larger or more complex transactions, then the above risks would be heightened.

    We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and our common stock. If the consideration for an acquisition transaction is paid in common stock, this could further dilute existing stockholders. Any amortization of a significant amount of goodwill or other assets resulting from an acquisition transaction could materially impair our operating results and financial condition.

OUR INABILITY TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY OR TO PREVENT ITS UNAUTHORIZED USE COULD DIVERT OUR FINANCIAL RESOURCES AND CAUSE SIGNIFICANT EXPENDITURES, WHICH COULD MATERIALLY HARM OUR BUSINESS.

    Our success significantly depends upon our proprietary technology and information. We rely upon a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary technology and information. We have a number of issued patents and registered trademarks. There can be no assurance that the steps we have taken to protect our services and products are adequate to prevent misappropriation of our technology or that our competitors independently will not develop technologies that are substantially equivalent or superior to our technology. Furthermore, it is very difficult to police unauthorized use of our software due to the nature of software. Any such misappropriation of our proprietary technology or information or the development of competitive technologies could have a material adverse effect on our business, financial condition and results of operations.

    In addition, the laws of some countries in which our software is distributed do not protect our intellectual property rights to the same extent as the laws of the United States. For example, the laws of a number of foreign jurisdictions in which we license our software protect trademarks solely on the basis of the first to register. We currently do not possess any trademark registrations in foreign jurisdictions, although we do have copyright protection of our software under the provisions of various international conventions. Accordingly, intellectual property protection of our services and products may be ineffective in many foreign countries. In summary, there can be no assurance that the protection provided by the laws of the United States or such foreign jurisdictions will be sufficient to protect our proprietary technology or information.

INFRINGEMENT CLAIMS BY THIRD PARTIES CAN SUBJECT US TO SUBSTANTIAL LIABILITY AND EXPENSES AND CAN IMPAIR OUR ABILITY TO SELL OUR SOLUTIONS.

    We may need to litigate claims against third parties to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. For example, we are currently involved in a lawsuit against Knowledge Based Systems, Inc., or KBSI, in connection with a software development contract. We allege that KBSI has breached the contract and seek injunctive relief to enforce the contract and to prevent KBSI from using or disclosing our confidential information and trade secrets. KBSI alleges, among other things, that we have breached the contract and seeks ownership of the CashForecaster products and unspecified actual and exemplary monetary damages. See "Business--Legal Proceedings." We may be required to incur significant costs in reaching a resolution to the asserted claims, or any other claims that may be asserted against us. There can be no assurance that the resolution of a claim would not require us to pay damages or obtain a license to the third party's intellectual property rights in order to continue licensing our software as currently offered or, if such a third-party license is required, that it would be available on terms acceptable to us. The resolution of claims may also divert our management resources. If we cannot adequately protect our proprietary rights, it could have a material adverse effect on our business, operating results and financial condition.

WE DEPEND ON THIRD PARTIES FOR TECHNOLOGY LICENSES, AND IF WE CANNOT OBTAIN SATISFACTORY LICENSES OUR BUSINESS COULD SUFFER.

    Some technology used in our current software and software in development includes technology licensed from third parties. These licenses generally require us to pay royalties and to fulfill confidentiality obligations. The termination of any such licenses, or the failure of the third party licensors to adequately maintain or update their products, could result in delays in our ability to implement solutions or in delays in the introduction of our new or enhanced solutions while we search for similar technology from alternative sources, if any, which could prove costly. Any need to implement alternative technology could prove to be very expensive for us, and any delay in solution implementation could result in a material adverse effect on the business, financial condition and results of our operations. It may also be necessary or desirable in the future to obtain additional licenses for use of third-party products in our solutions, and there can be no assurance that we will be able to do so on commercially reasonable terms, if at all.

WE MAY FACE LIABILITY CLAIMS RELATED TO THE USE OF OUR SOLUTIONS, INCLUDING THOSE WHICH ARISE OUT OF THE USE OF OUR NEW ASP SOFTWARE HOSTING MODEL, AND THE DEFENSE OF THESE CLAIMS COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

    As a result of our provision of solutions that address critical functions of bank operations, we are exposed to possible liability claims from banks and their customers. Although we have not experienced any material liability claims to date, there can be no assurance that we will not become subject to such claims in the future. A liability claim against us could have a material adverse effect on our business, financial condition and results of operations.

    Our ASP software hosting model will require the storage and transmission of sensitive business information of our customers electronically over the Internet. The difficulty of securely storing confidential information electronically has been a significant issue in conducting electronic commerce and in carrying out banking operations over the Internet. The implementation of our ASP software hosting model may require us to spend significant capital and other resources to protect against the threat of security breaches or computer viruses, or to alleviate problems caused by breaches or viruses. To the extent that our activities or the activities of our customers require the storage and transmission of confidential information, such as banking records or credit information, security breaches and viruses could expose us to claims, litigation or other possible liabilities. Our inability to prevent security breaches or computer viruses could also cause our customers to lose confidence in our solutions and terminate their relationships with us.

WE ARE SUBJECT TO CLAIMS AND LEGAL PROCEEDINGS FROM TIME TO TIME THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    We are subject to third party claims and are named as a defendant in legal proceedings from time to time. We may be damaged as a result of an asserted claim, and we may be required to incur substantial costs in reaching a resolution of a claim. Any such claim may also divert our management resources. A significant judgment against us in connection with any legal proceedings could have a material adverse effect on our business, financial condition and results of operations. Although we do not believe that the costs or liability that may result from the resolution of currently pending claims or legal proceedings against us will be material, there can be no assurance in this regard. See "Business--Legal Proceedings."

OUR STOCK PRICE HAS FLUCTUATED SIGNIFICANTLY AND, IN THE EVENT OF A DOWNTURN IN OUR STOCK PRICE, WE COULD FACE SECURITIES CLASS ACTION LITIGATION.

    There has been significant volatility in the market price of our common stock, as well as in the market price of securities of many companies in the technology and emerging growth sectors. Factors which may have a significant impact on the market price of our common stock include the following:

    - quarterly variations in our results of operations or results of operations of our competitors;

    - changes in earnings estimates or recommendations by securities analysts;

    - developments in our industry and in the banking industry;

    - general market and economic conditions; and

    - other factors, including factors unrelated to our operating performance or that of our competitors.

    We believe that factors such as quarterly fluctuations in financial results or announcements by us, our competitors, banks and other bank industry participants could cause the market price of our common stock to fluctuate substantially. In addition, the stock market may experience extreme price and volume fluctuations that often are unrelated to the operating performance of specific companies. Market fluctuations or perceptions regarding the banking industry and general economic or political conditions may adversely affect the market price of the common stock. In the past, following declines in the market price of a company's securities, securities class-action litigation often has been instituted against that company. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

WE FACE RISKS IN CONNECTION WITH THE EXPANSION OF OUR INTERNATIONAL OPERATIONS, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    We provide solutions to banks outside the United States, and a key component of our growth strategy is to broaden our international operations. Our international operations are subject to risks inherent in the conduct of international business, including:

    - unexpected changes in regulatory requirements;

    - fluctuations in exchange rates and devaluations of foreign currencies;

    - export license requirements;

    - tariffs and other economic barriers to free trade;

    - restrictions on the export of critical technology;

    - difficulties in staffing international projects;

    - political and economic instability;

    - limited intellectual property protection;

    - longer accounts receivable cycles and difficulties in collecting payments; and

    - potentially adverse tax and labor consequences.

    Some of our international sales are denominated in local currencies, and the impact of future exchange rate fluctuations on our financial condition and results of operations cannot be accurately predicted. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenue from international sales and thus our business, financial condition and results of operations.

OUR USE OF INDEPENDENT CONTRACTORS EXPOSES US TO LEGAL AND TAX RISKS WHICH, IF DETERMINED AGAINST US, COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

    We often provide solutions through independent contractors. As we do not treat these individuals as our employees, we do not pay federal or state employment taxes or withhold federal or state employment or income taxes from compensation paid to such persons. We also do not consider these persons eligible for coverage or benefits provided under our employee benefit plans or include these persons when evaluating the compliance of our employee benefit plans with the requirements of the Internal Revenue Code. Additionally, we do not treat such persons as employees for purposes of worker's compensation, labor and employment, or other legal purposes. From time to time, we may face legal challenges to the appropriateness of the characterization of these individuals as independent contractors from governmental agencies, the independent contractors themselves or some other person or entity. The determination of such a legal challenge generally will be determined on a case-by-case basis in view of the particular facts of each case. The fact specific nature of this determination raises the risk that from time to time an individual that we have characterized as an independent contractor will be reclassified as an employee for these or other legal purposes.

    In the event persons engaged by us as independent contractors are determined to be employees by the Internal Revenue Service or any applicable taxing authority, we would be required to pay applicable federal and state employment taxes and withhold income taxes with respect to these individuals and could become liable for amounts required to be paid or withheld in prior periods and for costs, penalties and interest thereon. In addition, we could be required to include these individuals in our employee benefit plans on a retroactive, as well as a current, basis. Furthermore, depending on the party that makes the legal challenge and the remedy sought, we could be subject to other liabilities sought by governmental authorities or private persons. During the calendar year 1999, we used 31 independent contractors. Any challenge by the IRS, state authorities or private litigants resulting in a determination that these individuals are employees could have a material adverse effect on our business, financial condition and results of operations.

    From time to time new legislation may be proposed to establish more stringent requirements for the engagement of independent contractors. We are unable to assess the likelihood that any such legislation will be enacted. Further, our ability to retain independent contractors could in the future deteriorate, due in part to the lower commitment level that these contractors have to us.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD FORCE US TO CHANGE OUR OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO MAINTAIN OUR CURRENT BUSINESS.

    Our primary customers are banks. Although the solutions that we currently offer have not been subject to any material, specific government regulation, the banking industry is regulated heavily, and we expect that such regulation will affect the relative demand for our solutions. There can be no assurance that federal, state or foreign governmental authorities will not adopt new regulations, and any adoption of new regulations could require us to modify our current or future solutions. The adoption of laws or regulations affecting us or our customers' businesses could reduce our growth rate or could otherwise have a material adverse effect on our business, financial condition and results of operations.

ANTI-TAKEOVER ACTIONS AND/OR PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY POTENTIAL ACQUISITION BIDS, INCLUDING BIDS WHICH MAY BE BENEFICIAL TO OUR STOCKHOLDERS.

    Our certificate of incorporation and bylaws contain provisions that may have the effect of delaying, deterring or preventing a potential takeover that our stockholders may consider to be in their best interests. The certificate and bylaws provide for a classified board of directors serving staggered terms of three years, prevent stockholders from calling a special meeting of stockholders and prohibit stockholder action by written consent. The certificate also authorizes only the board of directors to fill vacancies, including newly-created directorships, and states that our directors may be removed only for cause and only by the affirmative vote of holders of at least two-thirds of the outstanding shares of the voting stock, voting together as a single class. In addition, our board of directors may issue up to 2,000,000 shares of preferred stock in one or more series and can fix the rights, preferences, privileges and restrictions thereof without any further vote or action by our stockholders. The issuance of shares of preferred stock may prevent or delay a change of control transaction.

    In addition, Section 203 of the Delaware General Corporation Law, which is applicable to us, restricts certain business combinations with interested stockholders even if such a combination would be beneficial to stockholders. These provisions may inhibit a non-negotiated merger or other business combination. The anti-takeover provisions of the Delaware General Corporation Law prevent us from engaging in a "business combination" with any "interested stockholder" for three years following the date that the stockholder became an interested stockholder. For purposes of Delaware law, a "business combination" includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an "interested stockholder" as any entity or person beneficially owning more than 15% of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may opt out of the anti-takeover provisions. We do not intend to opt out of these anti-takeover provisions.

    The foregoing provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also discourage others from making tender offers for our shares. As a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent significant changes in our board of directors and management.

RISKS RELATED TO THIS OFFERING

A FEW PEOPLE CONTROL A LARGE PORTION OF OUR STOCK AND MAY VOTE THEIR SHARES IN WAYS CONTRARY TO YOUR INTERESTS.

    Immediately after this offering, our executive officers and directors will beneficially own 4,839,891 shares, or approximately 23.2%, of our common stock. These shares include shares beneficially owned by John D. Carreker, Jr., our Chairman and Chief Executive Officer, which will total approximately 16.2% of our outstanding common stock after this offering. As a result of their stock ownership, our executive officers and directors can exercise control over our company and have the power to influence the election of a majority of the directors, the appointment of management and the approval of actions requiring a vote of our stockholders. Their interests may conflict with your interest as a stockholder, and they could use their power to delay or prevent a change in control, even if a majority of the other stockholders desired a change.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO SPEND THE PROCEEDS OF THIS OFFERING AND MAY SPEND THE PROCEEDS IN WAYS WITH WHICH YOU DO NOT AGREE.

    We estimate that the net proceeds from the sale of the 2,000,000 shares of common stock offered by us will be approximately $37.4 million based on the last per share sales price of our common stock on October 2, 2000, after deducting estimated underwriting discounts and estimated offering expenses. We intend to use the net proceeds for working capital and general corporate purposes, and may also use a portion of the net proceeds for acquisitions of complementary businesses, products or technologies.

    We have not determined specific uses for a large portion of the net proceeds from this offering. Consequently, our board of directors and management may apply much of the net proceeds of this offering to uses that you may not consider desirable. The failure of management to apply these funds effectively could have an adverse effect on our business, financial condition and operating results. For more information on how we intend to use the proceeds from this offering, see "Use of Proceeds."

THE NUMBER OF SHARES OF OUR STOCK ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

    Based on the number of shares of our common stock outstanding on September 21, 2000, we will have outstanding 20,864,552 shares of common stock immediately following the completion of this offering. Except for approximately 4,403,548 shares to held by our affiliates immediately after the completion of this offering, as defined in Rule 144 under the Securities Act of 1933, all of our outstanding shares of common stock will be freely tradable without restriction or registration under the Securities Act. As of September 21, 2000, we had outstanding options entitling their holders to acquire an aggregate of 3,599,368 shares of our common stock, of which options covering 1,349,003 shares were exercisable. An aggregate of 1,076,858 shares of our common stock are reserved for issuance upon the exercise of options that may be granted in the future under our stock option plans. The shares issued upon the exercise of these options may be resold immediately. The market price of our common stock could drop due to sales of a large number of shares of our common stock by selling stockholders or otherwise, or due to the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. Subject to specified exceptions, our executive officers and directors and the selling stockholders have agreed not to sell shares of our common stock held by them for a period of 90 days following the effective date of the registration statement of which this prospectus forms a part. See "Underwriting."

WE CANNOT PREDICT EVERY EVENT AND CIRCUMSTANCE WHICH MAY IMPACT OUR BUSINESS AND, THEREFORE, THE RISKS AND UNCERTAINTIES DISCUSSED ABOVE MAY NOT BE THE ONLY ONES YOU SHOULD CONSIDER.

    The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as we continue to grow our business, we may encounter other risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

                           FORWARD LOOKING STATEMENTS

    We have made forward looking statements in this prospectus. These statements are subject to risks and uncertainties, and we cannot guarantee you that they will prove to be correct. Forward looking statements include assumptions as to how we may perform in the future. When we use words like "believe," "expect," "anticipate," "predict," "potential," "seek," "continue," "will," "may," "could," "intend," "plan," "estimate," "goal," "strive" and similar expressions, we are making forward looking statements.

    Forward looking statements in this prospectus include statements regarding the following:

    - our business strategies and goals;

    - our future sources of revenues and potential for future growth and profitability;

    - development and enhancement of our technologies and solutions;

    - trends in the banking industry and the markets in which we compete;

    - our future acquisition of businesses, products or technologies, if any;
      and

    - other statements which are not of historical fact made throughout this prospectus, including in the "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections.

    We believe that the expectations reflected in our forward looking statements are reasonable, but we cannot guarantee that we will actually achieve these expectations. Projections or estimates of our future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. In evaluating forward looking statements, you should carefully consider various factors, including the risks outlined under "Risk Factors" beginning on page 7 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25, as well as our consolidated financial statements that are incorporated by reference in this prospectus. You should also consider the cautionary statements contained in the reports that we have filed with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward looking statements.

                                USE OF PROCEEDS

    We expect to receive approximately $37.4 million from our sale of 2,000,000 shares of common stock, based upon an assumed public offering price of $20.19 per share after deducting underwriting discounts and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See "Principal and Selling Stockholders."

    We expect to use all of the net proceeds we receive in this offering for working capital and general corporate purposes. We may, however, use a portion of the net proceeds for acquisitions of complementary businesses, products or technologies. However, we currently have no commitments or agreements for any acquisitions, and we cannot guarantee that we will complete any acquisitions in the future. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

    The amount of funds that we actually use for specific purposes will depend on many factors, including revisions to our business plan, material changes in our revenues or expenses, and other factors. Accordingly, our management will have significant discretion over the use and investment of the net proceeds that we receive in the offering. See "Risk Factors--Our management will have broad discretion to spend the proceeds of this offering and may spend the proceeds in ways with which you do not agree."

                          PRICE RANGE OF COMMON STOCK

    Our common stock has traded on the Nasdaq National Market under the symbol "CANI" since May 20, 1998, the date of our initial public offering. The following table sets forth for the fiscal quarters indicated the high and low closing sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                HIGH       LOW
                                                              --------   --------
FISCAL YEAR ENDED JANUARY 31, 1999
  Second Quarter (beginning May 20, 1998)...................   $11.25     $ 8.38
  Third Quarter.............................................   $ 9.75     $ 4.00
  Fourth Quarter............................................   $ 7.38     $ 3.88

FISCAL YEAR ENDED JANUARY 31, 2000
  First Quarter.............................................   $ 7.81     $ 4.00
  Second Quarter............................................   $ 9.50     $ 5.88
  Third Quarter.............................................   $ 8.25     $ 5.19
  Fourth Quarter............................................   $ 9.56     $ 6.25

FISCAL YEAR ENDING JANUARY 31, 2001
  First Quarter.............................................   $13.63     $ 8.38
  Second Quarter............................................   $12.06     $ 9.00
  Third Quarter (through October 2, 2000)...................   $20.19     $10.19

    On October 2, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $20.19 per share. As of September 21, 2000, there were approximately 91 record holders of our common stock, although we believe that the number of beneficial owners of our common stock is substantially greater.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of our board of directors.

                                 CAPITALIZATION

    The following table sets forth our cash position and capitalization as of July 31, 2000:

    - on an actual basis; and

    - on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 2,000,000 shares of common stock offered by us at an assumed public offering price of $20.19 per share and the application of the net proceeds in the manner described in "Use of Proceeds."

    Please read the information in the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes that are incorporated by reference in this prospectus, and the other information included or incorporated by reference in this prospectus.

                                                               AS OF JULY 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $ 33,856     $ 71,295
                                                              ========     ========
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares
    authorized; no shares issued and outstanding............        --           --
  Common stock, $.01 par value; 100,000,000 shares
    authorized; 18,656,798 shares outstanding (actual);
    20,656,798 shares outstanding (as adjusted).............  $    186     $    206
Additional paid-in capital..................................    45,404       82,823
Deferred compensation.......................................      (106)        (106)
Retained earnings...........................................    25,768       25,768
                                                              --------     --------
  Total stockholders' equity................................    71,252      108,691
                                                              --------     --------
    Total capitalization....................................  $ 71,252     $108,691
                                                              ========     ========

    The number of shares of common stock reflected as outstanding in the table above includes 61,600 shares of restricted common stock subject to future vesting and issued pursuant to our 1994 Long Term Incentive Plan, but does not reflect shares that may be issued upon the exercise of options to purchase shares of our common stock. If and when we issue these shares, the percentage of the common stock that you own may be diluted. The following is a summary of additional shares of common stock that may be issued pursuant to the exercise of options, whether these options are currently outstanding or may be granted in the future:

    - 4,576,226 shares of our common stock reserved for issuance under our 1994 Long Term Incentive Plan. Under this plan, options to purchase 3,557,667 shares of our common stock were outstanding at September 21, 2000 with a weighted average exercise price of $7.99 per share; and

    - 100,000 shares of our common stock reserved for issuance under our Director Stock Option Plan. Under this plan, options to purchase 41,701 shares of our common stock were outstanding at September 21, 2000 at a weighted average exercise price of $4.11 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    We derived the following selected consolidated financial data as of and for each of the five fiscal years ended January 31, 1996, 1997, 1998, 1999 and 2000 from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors. We derived the selected consolidated financial data as of July 31, 2000 and for the six months ended July 31, 1999 and 2000 from our unaudited interim consolidated financial statements which, in the opinion of our management, include all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the information set forth in the consolidated financial statements. The results of operations for the six months ended July 31, 2000 are not necessarily indicative of the results for the full fiscal year. Please read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus, as well as our consolidated financial statements and the related notes incorporated by reference in this prospectus.

                                                                                                             SIX MONTHS
                                                             FISCAL YEAR ENDED JANUARY 31,                 ENDED JULY 31,
                                                  ----------------------------------------------------   -------------------
                                                    1996       1997       1998       1999       2000       1999       2000
                                                  --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Consulting and management service fees........  $ 9,635    $14,407    $21,314    $26,328    $49,725    $21,363    $34,876
  Software license fees.........................    4,316      6,957     11,223     16,327     13,727      5,855      6,013
  Software maintenance fees.....................    2,385      3,185      4,274      5,031      6,985      3,266      4,995
  Software implementation fees..................    2,219      3,249      4,094      6,557      5,116      2,675      4,806
  Hardware and other fees.......................    1,341      2,737      1,876        774        267        197         32
                                                  -------    -------    -------    -------    -------    -------    -------
    Total revenues..............................   19,896     30,535     42,781     55,017     75,820     33,356     50,722
                                                  -------    -------    -------    -------    -------    -------    -------

Cost of revenues:
  Consulting and management service fees........    5,303      8,794     12,394     16,150     27,574     11,433     18,485
  Software license fees.........................      700      1,307      1,412      1,216      1,766        848      2,376
  Software maintenance fees.....................    1,279      1,780      1,923      2,387      2,511      1,335      1,333
  Software implementation fees..................    1,572      1,808      4,156      3,862      2,381      1,454      2,456
  Hardware and other fees.......................      965      1,960      1,556        560        208        161         31
                                                  -------    -------    -------    -------    -------    -------    -------
    Total cost of revenues......................    9,819     15,649     21,441     24,175     34,440     15,231     24,681
                                                  -------    -------    -------    -------    -------    -------    -------
Gross profit....................................   10,077     14,886     21,340     30,842     41,380     18,125     26,041
                                                  -------    -------    -------    -------    -------    -------    -------

Operating costs and expenses:
  Selling, general and administrative...........    6,251      9,296     12,777     18,444     25,333     10,932     16,419
  Research and development......................    1,063      1,318      3,610      4,763      4,813      2,674      2,429
  Merger related costs..........................       54      1,423         --        485         --         --         --
                                                  -------    -------    -------    -------    -------    -------    -------
    Total operating costs and expenses..........    7,368     12,037     16,387     23,692     30,146     13,606     18,848
                                                  -------    -------    -------    -------    -------    -------    -------

Income from operations..........................    2,709      2,849      4,953      7,150     11,234      4,519      7,193

Other income (expense)..........................      313       (375)        79        925      1,100        557        746
                                                  -------    -------    -------    -------    -------    -------    -------

Income before provision for income taxes........    3,022      2,474      5,032      8,075     12,334      5,076      7,939
Provision for income taxes (1)..................    1,163      1,114      2,027      2,903      4,440      1,827      3,017
                                                  -------    -------    -------    -------    -------    -------    -------
Net income......................................  $ 1,859    $ 1,360    $ 3,005    $ 5,172    $ 7,894    $ 3,249    $ 4,922
                                                  =======    =======    =======    =======    =======    =======    =======
Basic earnings per share........................  $  0.15    $  0.11    $  0.24    $  0.32    $  0.43    $  0.18    $  0.27
                                                  =======    =======    =======    =======    =======    =======    =======
Diluted earnings per share......................  $  0.14    $  0.10    $  0.21    $  0.30    $  0.42    $  0.17    $  0.25
                                                  =======    =======    =======    =======    =======    =======    =======
Shares used in computing basic earnings per
  share.........................................   12,783     12,154     12,717     16,224     18,456     18,423     18,524
Shares used in computing diluted earnings per
  share.........................................   13,332     13,118     14,484     17,504     18,980     18,961     19,442

                                                                       AS OF JANUARY 31,
                                                      ----------------------------------------------------   AS OF JULY 31,
                                                        1996       1997       1998       1999       2000          2000
                                                      --------   --------   --------   --------   --------   --------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...  $ 3,281    $ 3,895    $ 2,535    $33,550    $39,536        $33,856
Working capital.....................................    4,455      5,882      7,529     52,117     56,530         59,004
Total assets........................................   11,298     17,569     21,486     68,736     82,823         92,473
Total stockholders' equity..........................    5,600      5,572      8,803     57,131     65,406         71,252

------------------------------

(1) Prior to our acquisition of Antinori Software, Inc. on January 31, 1997, Antinori Software had elected to be treated as an S corporation for federal and state income tax purposes. The provision for income taxes for the fiscal years ended January 31, 1996 and 1997 reflects a pro forma tax provision which includes estimated federal and state income taxes (by applying statutory income tax rates) that would have been incurred if Antinori Software had been subject to taxation as a C corporation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," ELSEWHERE IN THIS PROSPECTUS OR IN THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" INCLUDED IN THIS PROSPECTUS, AS WELL AS OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

    OUR FISCAL YEAR ENDS ON JANUARY 31. REFERENCES CONTAINED IN THIS PROSPECTUS TO A GIVEN FISCAL YEAR REFER TO THE TWELVE-MONTH PERIOD ENDED JANUARY 31 OF THE SUCCEEDING YEAR. FOR EXAMPLE, OUR FISCAL YEAR ENDED JANUARY 31, 2000 IS REFERRED TO IN THIS PROSPECTUS AS "FISCAL 1999."

OVERVIEW

    We are a leading provider of integrated consulting and software solutions that enable banks to identify and implement e-finance solutions, increase their revenues, reduce their costs and enhance their delivery of customer services. We were founded in 1978 to provide consulting services to banks, and we subsequently integrated software products into our banking solutions. With our acquisition of Antinori Software, Inc. in 1997, we were able to significantly enhance our portfolio of software products. Additionally, we acquired Genisys Operations, Inc. in January 1999, Automated Integrated Solutions, Inc. in February 2000 and X-Port Software, Inc. in May 2000, each of which provided incremental added value to our product offerings. We accounted for the acquisitions of Antinori and Genisys as a pooling of interests, and accordingly we have restated our consolidated financial statements and the related notes, as well as all other consolidated financial and statistical data presented in this prospectus, to include the financial position and results of operations of Antinori Software, Inc. and Genisys for all periods prior to and including the period ended July 31, 2000. The acquisitions of Automated Integrated Solutions and X-Port Software were accounted for as purchases.

    We derive our revenues from consulting and management service fees, software license fees, software maintenance fees, software implementation fees and hardware and other sales. While many customer contracts provide for both the performance of consulting services and the license of related software, some customer contracts require only the performance of consulting services or only a software license (and, at the election of the customer, related implementation services and/or annual software maintenance services). We enter into these contracts with our customers on a project-by-project basis.

    We seek to establish long-term relationships with our customers that will lead to on-going projects utilizing our solutions. We are typically retained to perform one or more discrete projects for a customer, and we use these opportunities to extend our solutions into additional areas of the customer's operations. To this end, a significant portion of our current revenues is derived from customers who were major customers in prior years, and we are therefore dependent to a significant degree on our ability to maintain our existing relationships with these customers.

    CONSULTING AND MANAGEMENT SERVICE FEES. We employ three primary pricing methods in connection with our delivery of consulting and management services. First, we may price our delivery of consulting and management services on the basis of time and materials, in which case the customer is charged agreed daily rates for services performed and out-of-pocket expenses. In this case, we are generally paid fees and related amounts on a monthly basis, and we recognize revenues as the services are performed. Second, we may deliver consulting and management services on a fixed-price basis. In this case, we are paid on a monthly basis or pursuant to an agreed upon payment schedule, and we recognize revenues paid on a percentage-of-completion basis. We recognize any anticipated losses on a fixed-price contract when estimable. Third, we may deliver consulting and management services pursuant to a value-pricing contract with the customer. In this case, we are paid, on an agreed upon basis with the customer, either a specified percentage of (1) the projected increased revenues and/or decreased costs that are expected to be derived by the customer generally over a period of up to twelve months following implementation of our solution or (2) the actual increased revenues and/or decreased costs experienced by the customer generally over a period of up to twelve months following implementation of our solution, subject in either case to a maximum, if any is agreed to, on the total amount of payments to be made to us. These contracts typically provide for us to receive from 7% to 30% of the projected or actual increased revenues and/or decreased costs, with payments to be made to us pursuant to an agreed upon schedule ranging from one to twelve months in length. We recognize revenues generated from consulting and management services in connection with value-priced contracts based upon projected results only upon completion of all services and agreement upon the actual fee to be paid (even though billings for these services may be delayed by mutual agreement for periods not to exceed twelve months). When fees are to be paid based on a percentage of actual revenues and/or savings, we recognize revenues only upon completion of all services and as the amounts of actual revenues or savings are confirmed by the customer.

    We typically must first commit time and resources to develop projections associated with value-pricing contracts before a bank will commit to purchase our solutions, and we therefore assume the risk of making these commitments with no assurance that the bank will purchase the solutions. We expect that value-pricing contracts will account for an increasing percentage of our revenues in the future. In addition, as a consequence of the shift toward the use of more value-pricing contracts and due to the revenue recognition policy associated with those contracts, our results of operations will likely fluctuate significantly from period to period.

    Regardless of the pricing method employed by us in a given contract, we are typically reimbursed on a monthly basis for out-of-pocket expenses incurred on behalf of our customers, which expenses are netted against reimbursements for consolidated financial statement reporting purposes.

    SOFTWARE LICENSE FEES. In the event that a software license is sold either together with consulting and management services or on a stand-alone basis, we are usually paid software license fees in one or more installments, as provided in the customer's contract. We recognize software license revenues for periods subsequent to January 31, 1998 in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition." Under SOP 97-2, we recognize software license revenues upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required, and collection is considered probable by management. For periods prior to January 31, 1998, we recognized software license revenues in accordance with SOP 91-1, "Software Revenue Recognition." Under SOP 91-1, we recognized software license revenues upon execution of a contract and shipment of the software and after any customer cancellation right had expired, provided that no significant vendor obligations remained outstanding, amounts were due within one year and collection was considered probable by management. Software licenses that are priced in this fashion continue for an indefinite period, and there is no provision for any renewal fees.

    Although substantially all of our current software licenses provide for a fixed price license fee, some of our payment electronification licenses instead provide for usage fees, in which case fees are recognized and due on a monthly basis. Software licenses that include a usage license fee have a fixed term. We expect to increase this practice of charging license fees on a usage basis in the future as part of our strategy to increase recurring revenues and smooth our period-to-period revenues.

    SOFTWARE MAINTENANCE FEES. In connection with our sale of a software license, a customer may elect to purchase software maintenance services. Most of the customers that purchase software licenses from us also purchase software maintenance services, which typically are renewed annually. We charge an annual maintenance fee, which is typically a percentage of the initial software license fee. The annual maintenance fee generally is paid to us at the beginning of the maintenance period, and we recognize these revenues ratably over the term of the related contract.

    SOFTWARE IMPLEMENTATION FEES. In connection with our sale of a software license, a customer may elect to purchase software implementation services, including software enhancements, patches and other software support services. Most of the customers that purchase software licenses from us also purchase software implementation services. We price our implementation services on a time-and-materials or on a fixed-price basis, and we recognize the related revenues as services are performed.

    HARDWARE AND OTHER SALES. We sell our computer hardware and supplies in tandem with the delivery of related services or software and on the basis of our cost plus a specified percentage. We recognize revenues upon shipment of the hardware to the customer. We sell hardware at the request of our customers but do not consider hardware sales to be a meaningful part of our business.

    In accordance with generally accepted accounting principles, we capitalize software development costs incurred in developing a product once technological feasibility of the product has been determined. These capitalized software development costs also include amounts paid for software that is purchased and that has reached technological feasibility. We amortize capitalized software development costs on the basis of each product's projected revenues or on a straight-line basis over the remaining economic life of the product, which is generally three to four years. At July 31, 2000, our capitalized software development costs, net of accumulated amortization, were $10.3 million, which we will amortize over the next 15 quarterly periods.

BUSINESS SEGMENTS

    The tables below show revenues and income (loss) from operations for the periods indicated for our four reportable business segments: Revenue Enhancement, PaymentSolutions, Enterprise Solutions and CashSolutions. Our customer projects are sold on a solution basis, so it is necessary to break them down by segment and allocate accordingly. Included in "Corporate Unallocated" are costs related to selling and marketing, unallocated corporate overhead expense and general software management. Business segment results include costs for research and development as well as product royalty expense.

                                                       SIX MONTHS ENDED JULY 31, 1999
                            ------------------------------------------------------------------------------------
                              REVENUE                        ENTERPRISE                    CORPORATE
                            ENHANCEMENT   PAYMENTSOLUTIONS   SOLUTIONS    CASHSOLUTIONS   UNALLOCATED    TOTAL
                            -----------   ----------------   ----------   -------------   -----------   --------
                                                               (IN THOUSANDS)
Revenues:
  Consulting and
    management service
    fees..................    $9,251           $ 2,889         $7,619         $1,604        $    --     $21,363
  Software license fees...        --             4,005             --          1,850             --       5,855
  Software maintenance
    fees..................        --             2,553             --            713             --       3,266
  Software implementation
    fees..................        --             2,252             --            423             --       2,675
  Hardware and other
    fees..................        --               197             --             --             --         197
                              ------           -------         ------         ------        -------     -------
    Total revenues........    $9,251           $11,896         $7,619         $4,590        $    --     $33,356
                              ======           =======         ======         ======        =======     =======
Income (loss) from
  operations..............    $6,655           $   337         $2,383         $1,275        $(6,131)    $ 4,519
                              ======           =======         ======         ======        =======     =======

                                                       SIX MONTHS ENDED JULY 31, 2000
                            ------------------------------------------------------------------------------------
                              REVENUE                        ENTERPRISE                    CORPORATE
                            ENHANCEMENT   PAYMENTSOLUTIONS   SOLUTIONS    CASHSOLUTIONS   UNALLOCATED    TOTAL
                            -----------   ----------------   ----------   -------------   -----------   --------
                                                               (IN THOUSANDS)
Revenues:
  Consulting and
    management service
    fees..................    $20,484          $ 2,327         $11,992        $   73        $    --     $34,876
  Software license fees...         --            4,590              --         1,423             --       6,013
  Software maintenance
    fees..................         --            3,756              --         1,239             --       4,995
  Software implementation
    fees..................         --            3,173              --         1,633             --       4,806
  Hardware and other
    fees..................         --               32              --            --             --          32
                              -------          -------         -------        ------        -------     -------
    Total revenues........    $20,484          $13,878         $11,992        $4,368        $    --     $50,722
                              =======          =======         =======        ======        =======     =======
Income (loss) from
  operations..............    $14,800          $(2,283)        $ 3,871        $   23        $(9,218)    $ 7,193
                              =======          =======         =======        ======        =======     =======

                                                     FISCAL YEAR ENDED JANUARY 31, 1999
                            ------------------------------------------------------------------------------------
                              REVENUE                        ENTERPRISE                    CORPORATE
                            ENHANCEMENT   PAYMENTSOLUTIONS   SOLUTIONS    CASHSOLUTIONS   UNALLOCATED    TOTAL
                            -----------   ----------------   ----------   -------------   -----------   --------
                                                               (IN THOUSANDS)
Revenues:
  Consulting and
    management service
    fees..................    $10,422          $ 3,634         $10,961        $1,311       $     --     $26,328
  Software license fees...         --           12,350              --         3,977             --      16,327
  Software maintenance
    fees..................         --            4,147              --           884             --       5,031
  Software implementation
    fees..................         --            4,901              --         1,656             --       6,557
  Hardware and other
    fees..................         --              774              --            --             --         774
                              -------          -------         -------        ------       --------     -------
    Total revenues........    $10,422          $25,806         $10,961        $7,828       $     --     $55,017
                              =======          =======         =======        ======       ========     =======
Income (loss) from
  operations..............    $ 7,171          $ 3,826         $ 3,513        $3,101       $(10,461)    $ 7,150
                              =======          =======         =======        ======       ========     =======

                                                     FISCAL YEAR ENDED JANUARY 31, 2000
                            ------------------------------------------------------------------------------------
                              REVENUE                        ENTERPRISE                    CORPORATE
                            ENHANCEMENT   PAYMENTSOLUTIONS   SOLUTIONS    CASHSOLUTIONS   UNALLOCATED    TOTAL
                            -----------   ----------------   ----------   -------------   -----------   --------
                                                               (IN THOUSANDS)
Revenues:
  Consulting and
    management service
    fees..................    $19,849          $ 6,017         $20,558        $3,301       $     --     $49,725
  Software license fees...         --           10,567              --         3,160             --      13,727
  Software maintenance
    fees..................         --            5,458              --         1,527             --       6,985
  Software implementation
    fees..................         --            4,274              --           842             --       5,116
  Hardware and other
    fees..................         --              267              --            --             --         267
                              -------          -------         -------        ------       --------     -------
    Total revenues........    $19,849          $26,583         $20,558        $8,830       $     --     $75,820
                              =======          =======         =======        ======       ========     =======
Income (loss) from
  operations..............    $13,219          $ 1,181         $ 7,904        $3,504       $(14,574)    $11,234
                              =======          =======         =======        ======       ========     =======

    Comparable business segment information for the fiscal year ended January 31, 1998 is unavailable.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of total revenues represented by certain line items in our consolidated statements of operations for the periods indicated.

                                                                                               SIX MONTHS ENDED
                                                     FISCAL YEAR ENDED JANUARY 31,                 JULY 31,
                                                  ------------------------------------      ----------------------
                                                    1998          1999          2000          1999          2000
                                                  --------      --------      --------      --------      --------
Revenues:
  Consulting and management service fees........    49.8%         47.9%         65.6%         64.0%         68.8%
  Software license fees.........................    26.2          29.7          18.1          17.6          11.9
  Software maintenance fees.....................    10.0           9.1           9.2           9.8           9.8
  Software implementation fees..................     9.6          11.9           6.7           8.0           9.5
  Hardware and other fees.......................     4.4           1.4           0.4           0.6            --
                                                   -----         -----         -----         -----         -----
    Total revenues..............................   100.0         100.0         100.0         100.0         100.0
                                                   -----         -----         -----         -----         -----
Cost of revenues:
  Consulting and management service fees........    29.0          29.4          36.4          34.3          36.5
  Software license fees.........................     3.3           2.2           2.3           2.5           4.7
  Software maintenance fees.....................     4.5           4.3           3.3           4.0           2.6
  Software implementation fees..................     9.7           7.0           3.1           4.4           4.8
  Hardware and other fees.......................     3.6           1.0           0.3           0.5           0.1
                                                   -----         -----         -----         -----         -----
    Total cost of revenues......................    50.1          43.9          45.4          45.7          48.7
                                                   -----         -----         -----         -----         -----
Gross profit....................................    49.9          56.1          54.6          54.3          51.3
                                                   -----         -----         -----         -----         -----
Operating costs and expenses:
  Selling, general and administrative...........    29.9          33.5          33.4          32.7          32.3
  Research and development......................     8.4           8.7           6.4           8.0           4.8
  Merger related costs..........................      --           0.9            --            --            --
                                                   -----         -----         -----         -----         -----
    Total operating costs and expenses..........    38.3          43.1          39.8          40.7          37.1
                                                   -----         -----         -----         -----         -----
Income from operations..........................    11.6          13.0          14.8          13.6          14.2
Other income....................................     0.2           1.7           1.5           1.7           1.5
                                                   -----         -----         -----         -----         -----
Income before provision for income taxes........    11.8          14.7          16.3          15.3          15.7
Provision for income taxes......................     4.8           5.3           5.9           5.5           6.0
                                                   -----         -----         -----         -----         -----
Net income......................................     7.0%          9.4%         10.4%          9.8%          9.7%
                                                   =====         =====         =====         =====         =====

SIX MONTHS ENDED JULY 31, 1999 COMPARED TO SIX MONTHS ENDED JULY 31, 2000

    REVENUES. Total revenues increased 52.1% from $33.4 million for the six months ended July 31, 1999 to $50.7 million for the six months ended July 31, 2000. Revenues from consulting and management service fees increased 63.3% from $21.4 million for the six months ended July 31, 1999 to $34.9 million for the six months ended July 31, 2000. Consulting and management service fees grew primarily as a result of continued demand for our Enterprise Solutions consulting practice as well as our value-priced Revenue Enhancement consulting practice. Enterprise Solutions revenues increased from $7.6 million for the six months ended July 31, 1999 to $12.0 million for the six months ended July 31, 2000. Revenue Enhancement revenues increased from $9.3 million for the six months ended July 31, 1999 to $20.5 million for the six months ended July 31, 2000. The increase in consulting and management service fees also resulted from expanded use of value-priced engagements due to their improved margins as well as their favorable reception from customers. Revenues related to value-priced opportunities tend to fluctuate from period-to-period and are likely to fluctuate in future periods.

    Revenues from software license fees increased 2.7% from $5.9 million for the six months ended July 31, 1999 to $6.0 million for the six months ended July 31, 2000. Softness in software license fee growth for the first six months was due to a carryover effect of anticipated Year 2000 problems, where customers delayed new software decisions until their Year 2000 issues were fully addressed. We also experienced delays in sales of new licenses of our CheckFlow product as a result of a longer than anticipated sales process. Additionally, we are now licensing some of our software products families, such as eRM, eCashInventory and eiService, on a usage fee basis rather than the traditional one-time perpetual license fee.

    Revenues from software maintenance fees increased 52.9% from $3.3 million for the six months ended July 31, 1999 to $5.0 million for the six months ended July 31, 2000. Increases in software maintenance fees were driven by software sales during the six months ended January 31, 2000, resulting from the growth in the number of customers and products under maintenance contracts. Additionally, increases in software maintenance fees were driven by the acquisition of new products mainly within the PaymentSolutions group that were already subject to maintenance contracts and by annual rate increases.

    Revenues from software implementation fees increased 79.7% from $2.7 million for the six months ended July 31, 1999 to $4.8 million for the six months ended July 31, 2000. Increases in software implementation fees were driven by sales of software licenses experienced during the six months ended January 31, 2000, resulting in an increase in the number of customers requiring implementation services.

    Revenues from hardware sales were $197,000 for the six months ended July 31, 1999 compared to $32,000 for the six months ended July 31, 2000. We sell hardware at the request of our customers, but do not consider hardware sales to be a meaningful part of our business.

    COST OF REVENUES. Cost of revenues consists generally of personnel costs, amortization of capitalized software development costs, third party royalties and cost of hardware delivered. Total cost of revenues increased $9.5 million, or 62.0%, from $15.2 million for the six months ended July 31, 1999 to $24.7 million for the six months ended July 31, 2000. This increase resulted primarily from an increase in the cost of revenues for consulting and management services of $7.1 million and an increase in cost of revenues for software license fees of $1.5 million.

    Cost of consulting and management services consists primarily of personnel costs associated with time and material contracts and value-priced efforts. Cost of consulting and management services increased 61.7% from $11.4 million for the six months ended July 31, 1999 to $18.5 million for the six months ended July 31, 2000. The increase in the cost of consulting and management services was due primarily to increased personnel costs. Cost of consulting and management services as a percentage of consulting and management services fees decreased from 53.5% for the six months ended July 31, 1999 to 53.0% for the six months ended July 31, 2000. The reduction in the cost of consulting and management services as a percentage of consulting and management services fees reflected continued growth in value priced engagements.

    Cost of software licenses includes amortization costs relating to capitalized software, as well as royalty costs associated with sales of PaymentSolutions and CashSolutions software products. Cost of software licenses increased 180.2% from $848,000 for the six months ended July 31, 1999 to $2.4 million for the six months ended July 31, 2000. Cost of software licenses as a percentage of software license fees increased from 14.5% for the six months ended July 31, 1999 to 39.5% for the six months ended July 31, 2000. The increase in cost of software licenses as a percentage of software license fees was due to an increase in royalties paid of $420,000, resulting from changes in the mix of products sold during the period and increases in amortization of capitalized software costs of $1.1 million related to certain software products purchased or reaching general release status during the six months ended July 31, 2000.

    Cost of software maintenance consists primarily of personnel costs associated with providing customer support for software products sold and contracted services. Cost of software maintenance remained unchanged at $1.3 million for the six-month periods ended July 31, 1999 and 2000. Cost of software maintenance as a percentage of related fees decreased from 40.9% for the six months ended July 31, 1999 to 26.7% for the six months ended July 31, 2000 due to operational efficiencies.

    Cost of software implementation consists primarily of personnel costs associated with implementation, training, and providing customer support for software products sold. Cost of software implementation increased 68.9% from $1.5 million for the six months ended July 31, 1999 to $2.5 million for the six months ended July 31, 2000. Increases in costs associated with software implementation reflect increased personnel costs to support increased revenues. Cost of software implementation as a percentage of related fees decreased from 54.4% for the six months ended July 31, 1999 to 51.1% for the six months ended July 31, 2000 due to operational efficiencies.

    Cost of hardware decreased 80.7% from $161,000 for the six months ended July 31, 1999 to $31,000 for the six months ended July 31, 2000, reflecting reductions in the amount of hardware sold during the six months period.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses generally consist of personnel costs associated with selling, marketing, general management, software management, provision for doubtful accounts, as well as fees for professional services and other related costs. Selling general and administrative expenses increased 50.2% from $10.9 million for the six months ended July 31, 1999 to $16.4 million for the six months ended July 31, 2000. The increase in these expenses reflected additional management, marketing, and administrative staff compared to the prior periods to support our expanding operations. Additionally, an increase in the provision for doubtful accounts was necessary to mitigate accounts receivable exposure both from related parties and our bank customer base. Selling, general and administrative expenses as a percentage of total revenues decreased from 32.8% for the six months ended July 31, 1999 to 32.4% for the six months ended July 31, 2000.

    RESEARCH AND DEVELOPMENT. Research and development expenses generally consist of personnel and related costs of developing solutions. Research and development expenses decreased 9.2% from $2.7 million for the six months ended July 31, 1999 to $2.4 million for the six months ended July 31, 2000 due to a lower rate of research and development spending during the six months ended July 31, 2000. Research and development expenses as a percentage of total revenues decreased from 8.0% for the six months ended July 31, 1999 to 4.8% for the six months ended July 31, 2000 due to our reduction of these expenses while increasing revenues.

    OTHER INCOME. Other income consists primarily of interest income on tax-exempt, short-term investments. Other income increased 33.9% from $557,000 for the six months ended July 31, 1999 to $746,000 for the six months ended July 31, 2000. The increase in other income was primarily due to interest earned on higher balances of cash, cash equivalents and short-term investments on hand during the six months ended July 31, 2000.

    PROVISION FOR INCOME TAXES. The provision for income taxes is based on the estimated annual effective tax rate and includes federal, state and foreign income taxes. Our effective income tax rate was 36.0% for the six months ended July 31, 1999 compared to 38.0% for the six months ended July 31, 2000. The increase in the estimated annual effective rate resulted from a reduction in tax-exempt income as a percentage of total taxable income.

YEAR ENDED JANUARY 31, 1999 (FISCAL 1998) COMPARED TO YEAR ENDED JANUARY 31,
  2000 (FISCAL 1999)

    REVENUES. Total revenues increased by 37.8% from $55.0 million in fiscal 1998 to $75.8 million in fiscal 1999. The increase was primarily attributable to growth in revenues from consulting and management services. Revenues from consulting and management services increased by 88.9% from $26.3 million in fiscal 1998 to $49.7 million in fiscal 1999. This increase reflected the startup of our

Enterprise Solutions practice and continued growth of our value-priced Revenue Enhancement practice, which generated $9.6 million and $9.4 million, respectively, of the $23.4 million increase in revenues from consulting and maintenance services.

    Software license revenues decreased 15.9% from $16.3 million in fiscal 1998 to $13.7 million in fiscal 1999. Decreases in software license revenues were precipitated by customer decisions to delay software purchases due to concerns over Year 2000 problems and delayed purchase decisions due to our announced roll out plan for our new research and adjustment product.

    Software maintenance revenues increased 38.8% from $5.0 million in fiscal 1998 to $7.0 million in fiscal 1999. Software maintenance growth resulted from growth in licenses sold in the prior fiscal year, rate increases under existing contracts and renewals of previously terminated agreements due to Year 2000 and other concerns by clients.

    Software implementation revenues decreased by 22.0% from $6.6 million in fiscal 1998 to $5.1 million in fiscal 1999. Decreases in software implementation revenue resulted from the decreases in license sales.

    Hardware sales decreased 65.5% from $774,000 in fiscal 1998 to $267,000 in fiscal 1999. This decrease was primarily due to reduced requests by customers for bundled hardware and license deliveries.

    COST OF REVENUES. Total cost of revenues increased by 42.5% from $24.2 million in fiscal 1998 to $34.4 million in fiscal 1999. Cost of revenues as a percentage of total revenues increased from 43.9% in fiscal 1998 to 45.4% in fiscal 1999, as a result of increases in staff to facilitate growth in consulting efforts and increases in software amortization costs. This increase resulted primarily from an increase in the cost of revenues in consulting and management services and software maintenance.

    Cost of revenues for consulting and management services increased by 70.7% from $16.2 million in fiscal 1998 to $27.6 million in fiscal 1999, which was a result primarily of increases in personnel to support the growth of the Enterprise Solutions practice. Cost of revenues for consulting and management service fees as a percentage of revenues from consulting and management consulting fees declined from 61.3% in fiscal 1998 to 55.5% in fiscal 1999 due to improved margins on consulting efforts and larger value-priced engagements.

    Cost of revenues for software licenses increased by 45.2% from $1.2 million in fiscal 1998 to $1.8 million in fiscal 1999. Increases in cost of license fees resulted from an increase of 162.5% in amortization costs from $453,000 in fiscal 1998 to $1.2 million in fiscal 1999, generated from previously capitalized software.

    Cost of revenues for software maintenance increased by 5.2% from $2.4 million in fiscal 1998 to $2.5 million in fiscal 1999.

    Cost of revenues for software implementation decreased 38.3% from $3.9 million in fiscal 1998 to $2.4 million in fiscal 1999. Decreases in implementation costs resulted principally from lower staffing levels to accomplish fewer implementations sold.

    Cost of revenues for hardware sales decreased 62.9% from $560,000 in fiscal 1998 to $208,000 in fiscal 1999 due to reduced hardware sales levels.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 37.4% from $18.4 million in fiscal 1998 to $25.3 million in fiscal 1999. The increase in these expenses primarily reflected the addition of sales and management staff during fiscal 1999 associated with our growth. As a percentage of revenues, selling, general and administrative expenses decreased slightly from 33.5% in fiscal 1998 to 33.4% in fiscal 1999.

    RESEARCH AND DEVELOPMENT. Research and development expenses remained constant at $4.8 million in fiscal 1998 and in fiscal 1999. Research and development expenses as a percentage of revenues decreased from 8.7% in fiscal 1998 to 6.4% in fiscal 1999.

    OTHER INCOME. Other income increased from $925,000 in fiscal 1998 to $1.1 million in fiscal 1999 as a result of earnings on cash, cash equivalents and short-term investments.

    PROVISION FOR INCOME TAXES. Income tax provision increased from $2.9 million in fiscal 1998 to $4.4 million in fiscal 1999, reflecting an effective tax rate of 36.0% for both fiscal 1998 and fiscal 1999.

YEAR ENDED JANUARY 31, 1998 (FISCAL 1997) COMPARED TO YEAR ENDED JANUARY 31,
  1999 (FISCAL 1998)

    REVENUES. Total revenues increased by 28.6% from $42.8 million in fiscal 1997 to $55.0 million in fiscal 1998. The increase was primarily attributable to growth in revenues from consulting and management services, software licenses and software implementation. Revenues from consulting and management services increased by 23.5% from $21.3 million in fiscal 1997 to $26.3 million in fiscal 1998. This increase reflected both continued demand for our services as well as increased use of value-pricing for services.

    Software license revenues increased 45.5% from $11.2 million in fiscal 1997 to $16.3 million in fiscal 1998. Software license revenue growth was due primarily to increased sales of our risk management products of $4.4 million in fiscal 1998. Risk management product license fees accounted for 20.8% and 41.5% of software license revenues in fiscal 1997 and fiscal 1998, respectively.

    Software maintenance revenues increased 17.7% from $4.3 million in fiscal 1997 to $5.0 million in fiscal 1998. Software maintenance revenue growth resulted from growth in licenses sold as well as rate increases under existing contracts.

    Software implementation revenues increased by 60.2% from $4.1 million in fiscal 1997 to $6.6 million in fiscal 1998. This increase in software implementation revenues was primarily generated by increased software product sales, which resulted in increased implementation. Increased sales of risk management and cash management products accounted for increased software implementation fees in fiscal 1998 of $1.2 million.

    Hardware sales decreased 58.7% from $1.9 million in fiscal 1997 to $774,000 in fiscal 1998. This decrease was primarily due to reduced requests by customers for bundled hardware and license deliveries.

    COST OF REVENUES. Total cost of revenues increased by 12.8% from $21.4 million in fiscal 1997 to $24.2 million in fiscal 1998. This increase resulted primarily from an increase in the cost of revenues in consulting and management services and software maintenance. Total cost of revenues as a percentage of total revenues decreased from 50.1% in fiscal 1997 to 43.9% in fiscal 1998 as a result of increases in sales of value-priced consulting and software licenses which have lower associated costs.

    Cost of revenues for consulting and management services increased by 30.3% from $12.4 million in fiscal 1997 to $16.2 million in fiscal 1998, which was a result primarily of increases in personnel.

    Cost of revenues for software licenses decreased by 13.9% from $1.4 million in fiscal 1997 to $1.2 million in fiscal 1998. The decrease in cost of license fees resulted from a decrease in sales of products subject to royalty payments.

    Cost of revenues for software maintenance increased by 24.1% from $1.9 million in fiscal 1997 to $2.4 million in fiscal 1998, which was primarily due to increases in personnel costs associated with growth of the customer service function.

    Cost of revenues for software implementation decreased 7.1% from $4.2 million in fiscal 1997 to $3.9 million in fiscal 1998. Improvements in the implementation process and adjustments to staffing requirements facilitated slightly lower staffing levels to accomplish implementations sold.

    Cost of revenues for hardware sales decreased 64.0% from $1.6 million in fiscal 1997 to $560,000 in fiscal 1998 due to reduced hardware sales levels.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 44.4% from $12.8 million in fiscal 1997 to $18.4 million in fiscal 1998. The increase in these expenses reflected the addition of software management and marketing staff during fiscal 1998 associated with our growth, as well as additional costs associated with operation as a public company. As a percentage of revenues, selling, general and administrative expenses increased from 29.9% in fiscal 1997 to 33.5% in fiscal 1998.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by 31.9% from $3.6 million in fiscal 1997 to $4.8 million in fiscal 1998. Growth in research and development expenses resulted largely from an increase in the number of development efforts during fiscal 1998. Research and development expenses as a percentage of revenues increased from 8.4% in fiscal 1997 to 8.7% in fiscal 1998.

    MERGER RELATED COSTS. Merger related costs consisted of one-time transaction costs of $485,000 related to the acquisition of Genisys.

    OTHER INCOME. Other income increased from $79,000 in fiscal 1997 to $925,000 in fiscal 1998. Other income increased as a result of interest earned on funds raised in our initial public offering on May 20, 1998.

    PROVISION FOR INCOME TAXES. Income tax provision increased from $2.0 million in fiscal 1997 to $2.9 million in fiscal 1998, reflecting an effective tax rate of 40.3% for fiscal 1997 compared with 36.0% for fiscal 1998. The effective tax rate in fiscal 1998 was lower than in fiscal 1997 primarily due to the tax-exempt status of some interest income earned during fiscal 1998.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited consolidated statement of operations data for each of our last eight quarters ended July 31, 2000. We derived this data from our unaudited interim consolidated financial statements that, in management's opinion, include all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus. We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as any indication of our future performance.

                                                                    THREE MONTHS ENDED
                               ---------------------------------------------------------------------------------------------
                               OCT. 31,    JAN. 31,    APR. 30,    JUL. 31,    OCT. 31,    JAN. 31,    APR. 30,    JUL. 31,
                                 1998        1999        1999        1999        1999        2000        2000        2000
                               ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Consulting and management
    service fees.............   $ 7,273     $ 7,452     $ 8,324     $13,039     $15,072     $13,290     $13,110     $21,766
  Software license fees......     3,818       4,991       3,093       2,762       2,692       5,180       4,173       1,840
  Software maintenance
    fees.....................     1,226       1,377       1,502       1,764       1,677       2,042       2,282       2,713
  Software implementation
    fees.....................     2,072       1,360       1,443       1,232       1,391       1,050       2,495       2,311
  Hardware and other fees....       160          56         122          75          34          36          --          32
                                -------     -------     -------     -------     -------     -------     -------     -------
    Total revenues...........    14,549      15,236      14,484      18,872      20,866      21,598      22,060      28,662
Cost of revenues:
  Consulting and management
    service fees.............     4,211       4,390       5,271       6,162       8,044       8,097       8,573       9,912
  Software license fees......       303         410         468         380         394         524       1,137       1,239
  Software maintenance
    fees.....................       619         701         664         671         689         487         535         798
  Software implementation
    fees.....................     1,130         890         646         808         542         385       1,217       1,239
  Hardware and other fees....       110          32         101          60          23          24           6          25
                                -------     -------     -------     -------     -------     -------     -------     -------
    Total cost of revenues...     6,373       6,423       7,150       8,081       9,692       9,517      11,468      13,213
                                -------     -------     -------     -------     -------     -------     -------     -------
Gross profit.................     8,176       8,813       7,334      10,791      11,174      12,081      10,592      15,449
                                -------     -------     -------     -------     -------     -------     -------     -------
Operating costs and expenses:
  Selling, general and
    administrative...........     4,984       5,182       4,818       6,114       6,907       7,494       7,598       8,821
  Research and development...       962       1,363       1,318       1,356       1,313         826         984       1,445
  Merger related costs.......        --         485          --          --          --          --          --          --
                                -------     -------     -------     -------     -------     -------     -------     -------
    Total operating cost and
      expenses...............     5,946       7,030       6,136       7,470       8,220       8,320       8,582      10,266
                                -------     -------     -------     -------     -------     -------     -------     -------
  Income from operations.....     2,230       1,783       1,198       3,321       2,954       3,761       2,010       5,183
  Other income...............       366         336         241         316         223         320         372         374
                                -------     -------     -------     -------     -------     -------     -------     -------
  Income before provision for
    income taxes.............     2,596       2,119       1,439       3,637       3,177       4,081       2,382       5,557
  Provision for income
    taxes....................       926         714         476       1,351       1,144       1,469         905       2,112
                                -------     -------     -------     -------     -------     -------     -------     -------
  Net income.................   $ 1,670     $ 1,405     $   963     $ 2,286     $ 2,033     $ 2,612     $ 1,477     $ 3,445
                                =======     =======     =======     =======     =======     =======     =======     =======
  Basic earnings per share...   $  0.09     $  0.08     $  0.05     $  0.12     $  0.11     $  0.14     $  0.08     $  0.19
                                =======     =======     =======     =======     =======     =======     =======     =======
  Diluted earnings per
    share....................   $  0.09     $  0.07     $  0.05     $  0.12     $  0.11     $  0.14     $  0.08     $  0.18
                                =======     =======     =======     =======     =======     =======     =======     =======

    Our quarterly results may vary significantly depending primarily on factors, such as:

    - the extent and timing of revenues recognized, particularly in light of our historical tendency to have a disproportionately large portion of our contract signings near the end of each quarter;

    - increases in costs beyond anticipated levels, especially in the context of costs incurred under value-pricing contracts;

    - the degree of customer acceptance of new solutions;

    - the introduction of new or enhanced solutions by us or our competitors;

    - our mix of revenues derived from consulting and management service fees on the one hand, and software-related fees on the other;

    - customer budget cycles and priorities and purchasing cycles;

    - competitive conditions in the industry;

    - seasonal factors;

    - timing of consolidation decisions by customers;

    - the extent of customers' international expansion; and

    - general economic conditions.

Because of the above factors, the results of any particular quarter may not be indicative of the results for the full year. There can be no assurance that we will continue to experience growth in revenues and earnings.

LIQUIDITY AND CAPITAL RESOURCES.

    We have funded our operations and cash expenditures primarily with cash generated from operating activities. As of July 31, 2000, we had no long-term debt. The changes in net cash provided by operating activities generally reflect the changes in earnings plus the effect of changes in working capital. Changes in working capital, especially accounts receivable, accounts payable and accrued expenses, are generally the result of timing differences between collection of fees billed and payment of operating expenses.

    As of January 31, 1999, we had $56.5 million of working capital, including $39.5 million of cash, cash equivalents and short-term investments, as compared to $59.0 million of working capital, including $33.9 million in cash, cash equivalents and short-term investments, as of July 31, 2000.

    Operating activities consumed $3.1 million in cash for the six months ended July 31, 1999, as compared to providing $885,000 of available cash for the six months ended July 31, 2000. Cash generated from operating activities during the six-month period ended July 31, 2000 was largely due to growth in net income of $1.7 million, increase of non-cash expenses of $2.8 million, and growth in accounts payable of $2.7 million, offset by an increase in accounts receivable of $1.9 million.

    Average days' sales outstanding, or DSO, fluctuate for a variety of reasons, including the timing of billings specified by contractual agreement and receivables for expense reimbursements, which results in our experiencing higher average DSO than would otherwise be the case. The following table presents, for the fiscal quarters indicated, (1) our average DSO and (2) our average DSO, including reimbursements for travel and out of pocket expenses, which are not considered revenues but are included in outstanding receivables:

                                                             DSO INCLUDING EXPENSE
       QUARTER ENDED                     DSO                    REIMBURSEMENTS
       -------------                     ---                    --------------
       July 31, 1999                     169                          155
     October 31, 1999                    177                          160
     January 31, 2000                    131                          119
      April 30, 2000                     142                          128
       July 31, 2000                     123                          112

    Cash provided by investing activities was $152,000 for the six months ended July 31, 1999, as compared to cash used in investing activities of $5.8 million during the six months ended July 31, 2000. Cash used in investing activities during the six-month period ended July 31, 2000 was used for the purchase of $1.7 million of property and equipment and the acquisitions of Automated Integrated Systems and X-Port Software at a total cost of $5.3 million, offset by sales of $1.6 million of short-term investments.

    Cash provided by financing activities for the six months ended July 31, 1999 and July 31, 2000 was $205,000 and $793,000, respectively, each of which amounts primarily resulted from the exercise of stock options.

    We do not maintain a revolving credit facility in light of our current liquidity position.

    Our future liquidity and capital requirements will depend upon numerous factors. We believe that the net proceeds from this offering, together with current available cash, cash equivalents and short-term investment balances and cash generated from operations, will be sufficient to meet our operating and capital requirements through at least the next twelve months. However, there can be no assurance that we will not require additional financing within this time frame. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risk and uncertainties, and actual results could vary. See "Risk Factors." Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments And Hedging Activities." SFAS 133, as amended, is effective for us beginning February 1, 2001. We do not currently utilize derivative financial instruments. Therefore, we do not expect that the adoption of SFAS 133 will have a material impact on our results of operation or financial position.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued Statement of Position No. 98-9, "Modification of Sop 97-2, Software Revenue Recognition, With Respect To Certain Transactions," which amends certain provisions of Statement of Position No. 97-2, "Software Revenue Recognition." SOP 98-9 requires the use of the residual method when vendor specific objective evidence of fair value does not exist for one or more delivered elements in an arrangement but there is vendor specific objective evidence of the fair values of all undelivered elements in a multiple element arrangement. SOP 98-9 was effective for us on February 1, 2000 but did not materially impact our operating results for the six months ended July 31, 2000.

    In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes certain views of the staff of the SEC on applying generally accepted accounting principles to revenue recognition in financial statements. In June 2000, the SEC issued Staff Accounting Bulletin No. 101B, "Second
Amendment: Revenue Recognition in Financial Statements." SAB 101B delays the implementation of SAB 101 until the quarter ending January 31, 2001. Based on our initial evaluation, we do not expect the application of SAB 101, as amended, to have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We invest our cash in a variety of financial instruments, primarily tax advantaged variable rate and fixed rate obligations of state and local municipalities and educational entities and agencies. These investments are denominated in U.S. dollars. We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We treat all of our cash equivalents and short-term investments as available-for-sale under SFAS 115.

    Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities which have seen a decline in market value due to changes in interest rates. We hold our investment securities for purposes other than trading. The weighted-average interest rate on our investment securities at July 31, 2000 was 4.9%. Amortized costs of short-term investments held at July 31, 2000 was $12.0 million, which approximated fair value.

                                    BUSINESS

    We are a leading provider of integrated consulting and software solutions that enable banks to identify and implement e-finance solutions, increase their revenues, reduce their costs and enhance their delivery of customer services. Our offerings, uniquely tailored to the needs of the banking industry, fall into four groups:

    - REVENUE ENHANCEMENT--increases banks' revenues through market segmentation and improved customer pricing structures;

    - PAYMENTSOLUTIONS--assists banks in transitioning from paper to electronic-based payment systems and minimizing payment processing expenses;

    - ENTERPRISE SOLUTIONS--integrates systems, combines operations and improves workflows and internal operational processes; and

    - CASHSOLUTIONS--optimizes inventory management of a bank's cash-on-hand, including management of how much cash is needed, when it is needed and where it is needed.

    We have 22 years of experience in the banking industry. This experience, combined with our professional staff and managers, many of whom are former bankers and experts in complex bank operations, and our advanced technological expertise, positions us to address effectively the challenges and anticipate opportunities that banks face in today's increasingly competitive environment. Our customer list includes over 200 financial institutions in the United States, Canada, the United Kingdom, Ireland and Australia, including 70 of the largest 100 banks in the United States.

INDUSTRY BACKGROUND

    The banking industry is one of the nation's largest industries, with aggregate assets of approximately $7.2 trillion as of June 2000, according to the Federal Deposit Insurance Corporation. While banks historically have focused on reducing their operating expenses to remain competitive, they are increasingly focused on developing new sources of revenue growth that capitalize on their core competencies, automating operations to increase efficiencies and outsourcing some banking functions to sustain market value growth. To this end, banks are expending significant resources both internally and on solutions purchased from external vendors, including outsourcing arrangements. According to International Data Corporation, banks spent approximately $4.8 billion on information services outsourcing in 1999 and by 2004 are estimated to spend approximately twice that amount. Key industry trends driving our market opportunity include:

    CONSOLIDATION. The banking industry continues to experience substantial consolidation. According to the Federal Deposit Insurance Corporation, in 1999 the number of banks with assets of $3.0 billion or more increased. As banks grow by acquisition, they require the integration of operational processes and technological applications that serve to increase revenues from a larger customer base, achieve efficiencies of scale associated with increased operating size and enhance customer service through a nationwide presence and consequent broader geographic reach.

    REGULATORY CHANGE. The banking industry is characterized by continuing regulatory changes. Regulations in certain areas have been relaxed while regulations in other areas have become more restrictive. Revisions to regulations also have permitted interstate banking, which allows bank holding companies to own banks in multiple states under a single charter and, consequently, to capture the operating and structural efficiencies that such expanded operations make possible. In addition, deregulation in certain sectors of the banking industry has led to increased competition for banks from insurance companies, brokerage houses and other financial institutions in areas of business which were previously the exclusive domain of banks. These changes have presented banks with both challenges and opportunities to improve their operations and achieve competitive advantages.

    EVOLVING TECHNOLOGIES. Rapid technological innovation has increased customers' expectations and, as a result, has created new means for banks to gain competitive advantages. Increasingly, customers are requiring that their banks provide a broader scope of banking services quickly and easily through automated teller machines, or ATMs, by telephone or over the Internet. Additionally, technological development has provided banks with the potential for numerous operational enhancements. For instance, technology currently allows for the electronic storage of images of documents, including checks, as well as the ability to recall and use that data quickly and simultaneously at multiple locations. Technology also currently enables banks to minimize their non-earning assets by reducing their reserve requirements. Furthermore, technological developments are fueling industry-wide advancements, such as the conversion from paper to electronic-based checking clearing process. The electronic processing and clearing of checks has been gaining increasing acceptance as an efficient and viable solution for eliminating the time-consuming and expensive movement of paper.

    EMERGENCE OF THE INTERNET. The Internet increasingly is being used as a medium for financial transactions and services, including bill payment and presentment processing, cash management, payroll and other services for commercial customers. One area of particular interest to banks is the impact that the rapid growth of business to business, or B2B, e-commerce is having on their customers. International Data Corporation has estimated that the amount of B2B purchases worldwide will reach $2.2 trillion by 2004. As the trend towards B2B e-commerce accelerates, we believe that banks, as trusted intermediaries, are well-positioned to electronically process, transmit, record, archive, provide customer service and mitigate the risks associated with their customers' B2B transactions.

    In order to compete effectively in this dynamic environment, banks often must identify effective and innovative solutions to address their unique requirements and re-design, and in some cases completely replace, their operational systems. Effective development and implementation of these solutions is technically challenging, time-consuming and expensive, and banks often are faced with a choice between building internal, custom solutions or purchasing third party offerings. The development of internal solutions necessarily involves either re-deploying already stretched resources or acquiring new resources that increase fixed costs, which typically results in isolated, departmental solutions. In addition, traditional third party solutions typically are not designed to the banking industry's unique requirements and are often inflexible, requiring banks to conform their work processes to available systems. The situation is exacerbated by the fact that effective solutions cannot be developed in isolation, given the increasingly interdependent nature of bank-to-bank operations. Traditional third party solutions are also limited as some offer analysis and consultation regarding a bank's operations, while others only provide specific software applications, resulting in a piecemeal approach to solutions development. By using multiple providers, banks face increased costs, more complex implementation and delayed realization of benefits. As a result, banks are in need of a solution provider, specializing in the banking industry, to provide integrated consulting services and technological applications.

OUR SOLUTION

    Our products and services are designed to address the unique requirements of the banking industry. These solutions combine consulting services and technological applications to enable banks to identify and implement e-finance solutions, increase revenues, reduce costs and enhance delivery of customer services. The key characteristics of our solutions include:

    INTEGRATED AND CONSULTATIVE APPROACH. We combine our consulting expertise and proprietary technology to serve as a single-source provider of fully-integrated solutions that address the critical needs of banks. This approach sets us apart from providers of partial solutions that require banks to seek costly additional expertise or implementation services to attain a complete solution. By offering integrated solutions, we achieve more rapid identification and implementation of solutions than would a piecemeal approach.

    COMPREHENSIVE DELIVERY MODEL. We are able to deliver our solutions in a variety of ways to meet our clients' needs. These delivery methods include traditional software licensing and associated consulting, third party Web-hosting and licensing software for use by multiple banks in a shared operating environment. Our ability to deliver products and services in a variety of methods allows us to provide solutions to a wider range of clients.

    ADVANCED TECHNOLOGY. We incorporate the latest technological developments, including web-enabled systems and protocols, to produce software applications that can be expanded with minimal effort, are functional and are able to interface with a bank's current or legacy systems. In addition, our current and past participation in inter-bank organizations, such as the Electronic Check Clearinghouse Organization, enables us to stay at the forefront of technological innovations in the industry.

    COMPELLING BUSINESS PROPOSITION FOR CLIENTS. Our solutions reduce investment risk for our clients by increasing revenues or reducing costs in a relatively short period of time. In addition, in appropriate circumstances, we value-price certain of our solutions, whereby we receive a percentage of the amount of additional revenues or reduced costs achieved by the customer. These arrangements allow banks to fund their investments in our solutions with the benefits derived from their implementation.

    BROAD ARRAY OF SERVICES AND TECHNOLOGY. We believe that our offerings are the broadest in the banking industry, enabling us to provide a bank with an expert solution targeted to a narrow area of a bank's operations or to address a broad range of a bank's operational requirements. We believe that offering a wide variety of solutions, from revenue enhancement to cost reduction to improved delivery of customer services, enhances the value we offer to our customers. In addition, our solutions embrace critical aspects of e-finance, including mitigation of fraud, electronic processing of paper-based payments, archiving of historical transactions and research and adjustments relating to each of these functions. Our complementary groups of products and services, when offered together, are able to deliver comprehensive solutions to banks. We believe we are ideally positioned to assist banks in the transformation of their financial transaction processing expertise into profitable revenue opportunities with their commercial customers.

STRATEGY

    Our objective is to advance our position as a leading provider of integrated consulting and software solutions to banks. Key elements of our strategy include:

    EXPAND CUSTOMER BASE. We seek to increase our customer base by building on our strong relationships with larger banks to market our solutions to their peers, selected smaller banks and other financial institutions. We also have partnered with several service providers or resellers, including Fiserv, Inc. and Metavante Corporation, to establish alternate marketing and distribution channels of certain of our solutions through those companies to smaller banks. Additionally, we strive to capitalize on our position as a leading provider of e-finance solutions to the banking industry in the United States to continue to pursue international customers, particularly banks elsewhere in North America, Europe and Australia. When regulatory change or technological breakthroughs create a significant economic opportunity, the quality and breadth of our customer base allows us to rapidly penetrate the industry with valuable solutions.

    CROSS-MARKET OUR PRODUCTS AND SERVICES TO OUR EXISTING CUSTOMER BASE. Once customers contract for one or more of our products or services, we strive to develop and expand our relationships by cross-marketing other products and services to those customers. Over the course of these relationships, we are able to increase revenues from our existing customer base with minimal additional sales expense by providing multiple products and services. These relationships typically do not involve the time and customer acquisition costs associated with the development of new relationships.

    INCREASE USE OF VALUE-PRICING AND RECURRING REVENUE ARRANGEMENTS. We intend to continue to share in the value that our solutions create for customers by expanding the use of pricing methods and negotiated arrangements to generate high-margin and recurring revenues. We plan to increase the use of value-pricing for solutions in appropriate circumstances where increased revenues or reduced costs resulting from such solutions can be readily projected and measured. In addition, we intend to expand our practice of structuring license fees for software-based solutions according to the usage of the software, which is intended to transform a one-time license fee into a recurring revenue stream.

    PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS. We strive to form alliances with selected partners whose solutions and expertise, when combined with ours, provide incremental, value-added benefits to banks and their customers. In addition to such alliances, we also seek to make selective acquisitions of complementary businesses that would enable us to expand our line of e-finance solutions, grow our customer base or pursue new business opportunities.

    ENHANCE BRAND AWARENESS. We plan to continue to build our brand awareness and reputation to expand our customer base and attract new strategic alliances, acquisition candidates and talented consultants, managers and employees. We promote the Carreker brand through our Web site, direct mail, "user" conferences conducted exclusively for our customers, participation in industry conferences and trade shows, publication of "white papers" related to specific aspects of our services, customer newsletters and informational listings in trade journals.

PRODUCTS AND SERVICES

    We offer a wide range of innovative solutions that enable banks to identify and implement e-finance solutions, increase their revenues, reduce their costs and enhance their delivery of customer services. By combining our consulting services with our proprietary technology applications, we help banks improve their current operations and provide access to the benefits of the Internet economy. Our offerings, uniquely tailored to the needs of the banking industry, fall into four complementary groups. These groups, Revenue Enhancement, PaymentSolutions, Enterprise Solutions and CashSolutions, we believe offer products and services that, when combined, deliver optimal benefits.

    REVENUE ENHANCEMENT. Revenue Enhancement consulting services enable banks to improve workflows, internal operational processes and customer pricing structures. Our Revenue Enhancement group offers consulting services that assess the existing policies and procedures of banks to increase their revenue streams and reduce interest and operating expenses. These assessments generally focus on a variety of a bank's operations, including deposits, treasury management, commercial lending, credit cards, automobile finance, mortgage and other consumer lending operations. Revenue Enhancement engagements typically takes four to seven months to complete and we believe are relatively non-intrusive to the client.

    PAYMENTSOLUTIONS. PaymentSolutions addresses the needs of a critical function of banks, the processing of payments made by one party to another. This includes presentment of checks in paper and electronic form, determination of the availability of funds, identification and mitigation of fraudulent payments, handling irregular items such as checks returned unpaid (exceptions), maintaining a record of past transactions (archiving), responding to related customer inquiries (research) and correcting any errors that are discovered (adjustments). PaymentSolutions approaches these key functions in the context of improving operational efficiency and a gradual transition from paper to electronic-based payment systems. Specific solutions within this group include:


-----------------------------------------------------------------------------------------
    SOLUTION                  DESCRIPTION                       PRODUCTS OFFERED

  FraudLink        Provides a comprehensive,           FRAUDLINK ON-US, FRAUDLINK
                   automated approach to solving the   DEPOSIT, FRAUDLINK KITE, FRAUDLINK
                   growing problem of fraudulent       POSITIVEPAY, FRAUDLINK ETRACKER,
                   financial transactions, including   FRAUDLINK PC, FRAUDLINK HOLD
                   bad checks drawn on banks for
                   payment, fraudulent items
                   deposited with banks for credit
                   and check kiting.

  eXceptions       Reduces the number of exceptions    CHECKFLOW 1ST EDITION, INNOVASION,
                   that banks experience, while using  RESEARCH AND ADJUSTMENTS technology to transform
                   traditionally labor-intensive bank
                   operations into efficient elements
                   of the total e-payment transaction
                   chain. It features a unique
                   combination of an automated check
                   research, photo referral and
                   adjustment solutions, together
                   with a flexible workflow engine.

  eRM              Provides tools for customer         ERM EXCEPTIONS MANAGEMENT, ERM
                   relationship management in an       RISK MANAGEMENT, ERM TREASURY
                   e-finance environment through a     SERVICES, ERM IMAGE REQUESTOR
                   web-enabled decision support
                   system that incorporates exception
                   management, risk management,
                   treasury services and document
                   image archival and retrieval.

  eTrac            Offers an automated track and       RECEIVE SENTRY, RECORDS
                   trace system designed to monitor
                   items from the time they enter a
                   bank's processing stream to final
                   disposition, which enables a bank
                   to improve labor productivity by
                   channeling resources to the place
                   they are most needed.

  eInform          Focuses on performance-measurement  EILUMEN, EIPERFORM, EISTATS, SUPER
                   by using the historical data        QUERY, EIMICR, EIQUALITY
                   generated by eTrac through which
                   end-users can analyze historical
                   data to generate key performance
                   indicators, item processing volume
                   data, productivity statistics and
                   quality control benchmarks.


-----------------------------------------------------------------------------------------
    SOLUTION                  DESCRIPTION                       PRODUCTS OFFERED
  eTransactions    Enables banks to transition away    CHECKLINK, CHECKLINK PC, DEPOSIT
                   from paper-based payment systems    MANAGER, BRANCH TRUNCATION
                   to electronic by automating key     MANAGEMENT, CNOTES
                   elements of the processing stream
                   as well as improving a bank's
                   yield from float management. The
                   aim of this product and service is
                   to reduce and eventually eliminate
                   the movement of paper payment
                   instruments through the system,
                   automate error-prone payment
                   processing functions, consolidate
                   payment information and provide a
                   measure of fraud prevention.

  Float            Focuses on funding requirements     FLOAT ANALYSIS SYSTEM, FLOAT
  Management       and overall profitability by        PRICING SYSTEM, CONSULTING
                   properly managing a bank's float
                   through float analysis, pricing
                   and a comprehensive consulting
                   practice to improve profitability,
                   reporting, workflow and
                   check-clearing operations. It
                   provides critical activity
                   summaries, aids in creating
                   multiple availability and pricing
                   schedules as well as pinpointing
                   the cost/profitability of any
                   transaction or relationship.

  Recon Solutions  Improves efficiency and control     BANKREC
                   over the daily activity of
                   balancing and reconciling
                   financial transactions. It
                   redefines reconciliation processes
                   through technology and process
                   improvements. In addition to
                   recommendations that improve
                   automation, control and risk
                   management practices, we employ an
                   automated reconciliation software,
                   Bankrec-TM-Corporate, to provide
                   significant gains in efficiency
                   and control.

    ENTERPRISE SOLUTIONS. Enterprise Solutions provides conversion, consolidation and integration consulting services and products on a bank-wide basis. These services and products are particularly in demand in the context of continuing consolidation activity in the banking industry and the pressure by customers on banks to define and implement their e-finance strategies. Key elements of this group include:


-----------------------------------------------------------------------------------------
    SOLUTION                  DESCRIPTION                       PRODUCTS OFFERED

  Enterprise       Offers customized, bank-wide        PROJECT MANAGEMENT, ESOLUTIONS,
  Solutions        conversions, consolidation and      INTEGRATION, PROCESS OPTIMIZATION,
                   integration consulting solutions    LINE OF BUSINESS CONSULTING
                   in areas beyond payments systems,
                   including consulting and project
                   management services and IT
                   consulting for various projects.

  Strategic        Assists customers in planning and   BVIP, CUSTOMER EXPERIENCE
  Services         implementing a total e-finance and  CONSULTING, STRATEGY CONSULTING payment strategy.

    CASHSOLUTIONS. CashSolutions optimizes the inventory management of a bank's cash-on-hand, including managing how much is needed, when it is needed and where it is needed. We believe our solutions reduce the amount of cash banks need to hold in reserve accounts and as cash-on-hand, while ensuring a high level of customer service through timely replenishment of cash in ATMs. Specific solutions within this group include:


-----------------------------------------------------------------------------------------
    SOLUTION                  DESCRIPTION                       PRODUCTS OFFERED

  eiService        Advances ATM monitoring and         EIMANAGER, EIGATEWAY, EIFORECASTER
                   management through the use of
                   Internet connectivity to provide
                   electronic notification of cash
                   and/or servicing needs. Scalable
                   to the largest ATM networks, it
                   forecasts cash and servicing
                   needs, dispatches vendors for cash
                   replenishment and maintenance
                   services, records completed work
                   and reconciles vendor invoices,
                   all via an electronic
                   communication infrastructure.

  eCashInventory   Reduces the amount of non-earning   CASH FORECASTER, CASH TRACKER,
                   assets required in reserve          RESERVE LINK, RESERVE LINKPLUS
                   accounts and as cash-on-hand to
                   meet operating needs. Using both
                   technology and process
                   reengineering, it provides
                   management tools for forecasting,
                   tracking and optimizing a bank's
                   inventory of currency. This group
                   of solutions frees underutilized
                   money for more productive uses.


-----------------------------------------------------------------------------------------
    SOLUTION                  DESCRIPTION                       PRODUCTS OFFERED
  Transportation   Reduces armored car transportation  OPTIMIZER, CONSULTING SERVICES costs incurred by banks in moving
                   cash between locations and
                   replenishing ATMs. It optimizes
                   armored car utilization based on
                   ATM locations and usage, route
                   structures and delivery frequency,
                   as well as ATM deposit processing
                   requirements.

  eCashPro         Reduces transaction cost of         EVAULTMASTER II, EDEPOSITMASTER,
                   centralized currency and ATM        EVAULTFORECASTER
                   depositing processing, typically
                   provides significant cash
                   reductions throughout the vault
                   network, establishes a
                   standardized inventory measurement
                   process and allows a reduction in
                   the number of branch and vault
                   employees, as well as improves
                   Internet-based customer reporting.

CUSTOMERS

    A majority of our revenues are generated from contracts with banks maintaining assets in excess of $5.0 billion. We currently provide services or products to 19 of the 20 largest banks in the United States as measured by total assets by Sheshunoff Information Services. Our five largest customers accounted for approximately 44%, 35% and 58% of total revenues during the fiscal years ended January 31, 1998, 1999 and 2000, respectively, and for approximately 61% of total revenues during the six months ended July 31, 2000. Wells Fargo & Company and Firstar Bank, N.A. accounted for approximately 24% and 13% of total revenues during the year ended January 31, 2000, respectively, and Firstar Bank, N.A. and Barclays PLC accounted for approximately 35% and 10% of total revenues during the six months ended July 31, 2000, respectively.

SOLUTIONS DEVELOPMENT

    Our solutions development activities focus on identifying specific bank needs, which includes prototyping promising applications, test marketing new products, developing sales strategies and coordinating distribution and on-going maintenance for each of our solutions.

    We frequently receive customer requests for new services and/or software. We strive to develop solutions in response to these requests and historically have been able to recoup some or all of our development costs from the customer making the request. In addition to customer-funded solutions development, we have invested significant amounts in solutions development, including expenditures of $3.6 million, $4.8 million and $4.8 million for research and development in the years ended January 31, 1998, 1999 and 2000, respectively. Further, some of our key product introductions have resulted from the adaptation of products developed by customers to a wider market. In exchange for either a one-time payment and/or on-going royalties, we are often able to obtain the right to develop, enhance and market these modified products.

    Additionally, we believe our leadership role in the banking industry through our relationship with the Electronic Check Clearing House Organization positions us to identify and develop interbank solutions that have bilateral or multilateral banking industry implications and to anticipate, recognize and respond to the changing needs of the banking industry.

TECHNOLOGY

    Our historical software products incorporate open systems architecture and protocols to provide maximum scalability and functionality and to interface with a bank's current and legacy systems. Our core proprietary technologies, for both our client/server software products and mainframe software products, are primarily directed at using a standard set of components, drivers and application interfaces so that our software products are constructed from reusable components which are linked together in a tool-set fashion.

    With respect to many of our newer products, we have adopted an Internet-based development methodology that operates on NT or Unix platforms. These products support many of the industry-standard Web browsers, such as Microsoft Internet Explorer and AOL Netscape, and databases, such as Oracle 8i or SQL. These products can be delivered as an ASP or as standard packaged product.

    We continue to enhance our second-generation computer systems, which are primarily IBM mainframe-based or client server applications, and to use common computer tools to integrate the data from these computer programs into our new products.

SALES AND MARKETING

    We have developed strong relationships with many senior bank executives as a result of our delivery of effective solutions to many of the largest banks in the United States for over 20 years. As of July 31, 2000, we had 19 Account Relationship Managers, who are responsible for managing our day-to-day relationships with our customers. Seventeen are responsible for domestic bank relationships, and two are responsible for the United Kingdom and European bank relationships. Our Account Relationship Managers' responsibilities include identifying customers' needs and assisting our group managers in presenting their solutions and concluding sales. Our Account Relationship Managers' work closely with our executive officers, who serve as Executive Relationship Managers to our customers. We also employ technical sales support staff, who are familiar with our technology and who participate in opportunities to sell technology-based solutions.

    We derive a significant portion of our business through customer referrals. In addition, we market our services through a variety of media, including:

    - our Web site;

    - direct mail;

    - "user" conferences conducted exclusively for our customers by our speaking engagements;

    - participation in industry conferences and trade shows;

    - publication of "white papers" related to specific aspects of our services;

    - customer newsletters; and

    - informational listings in trade journals.

As of July 31, 2000, we employed a marketing staff of eight individuals, including graphics designers, writers, administrative coordinators and a Web master.

COMPETITION

    We compete with third-party providers of services and software products to the banking industry, which include consulting firms and software companies. Many of these competitors have significantly greater financial, technical, marketing and other resources than we do. However, we believe that our market position with respect to these competitors is enhanced by virtue of our unique ability to deliver fully integrated consulting services and software solutions focused on enabling banks to identify and implement e-finance solutions, increase their revenues, reduce their costs and enhance their delivery of customer services. We believe that we compete based on a number of factors, including:

    - quality of solutions;

    - scope of solutions provided;

    - industry expertise;

    - access to decision makers within banks;

    - ease and speed of solutions implementation; and

    - price.

    In addition to competing with a variety of third parties, we experience competition from our customers and potential customers when they develop, implement and maintain their own services and applications. In addition, customers or potential customers could enter into strategic relationships with one or more of our competitors to develop, market and sell competing services or products. As a result, we must continually demonstrate to existing and prospective customers the advantages of purchasing our services and products.

GOVERNMENT REGULATION

    Our primary customers are banks. Although the services we currently offer have not been subject to any material industry-specific government regulation, the banking industry is heavily regulated. Our products and services must allow banking customers to comply with all applicable regulations, and as a result, we must understand the intricacies and application of many government regulations. The regulations most applicable to our provision of solutions to banks include requirements establishing minimum reserve requirements, governing funds availability and the collection and return of checks, and establishing rights, liabilities and responsibilities of parties in electronic funds transfers. For example, our CashSolutions and related consulting services assist banks with minimizing their reserves while complying with federal reserve requirements. In addition, the expedited availability and check return requirements imposed by funds availability regulations have increased fraud opportunities dramatically, and our PaymentSolutions products and services address this concern while complying with such regulations.

PROPRIETARY RIGHTS

    We rely upon a combination of patent, copyright, trademark and trade secret laws, including the use of confidentiality agreements with employees, independent contractors and third parties and physical security devices to protect our proprietary technology and information. We have a number of issued patents and registered trademarks and have filed applications for additional patents and trademarks in the United States. We vigorously defend our proprietary rights.

    We enter into invention assignment and confidentiality agreements with our employees and independent contractors and confidentiality agreements with certain customers. We also limit access to the source codes for our software and other proprietary information. We believe that due to the rapid pace of innovation within the software industry, factors such as the technological and creative expertise of our personnel, the quality of our solutions, the quality of our technical support and training services and the frequency of release of technology enhancements are more important to establishing and maintaining a technology leadership position than the various legal protections available for our technology.

    We are not aware that we are infringing any proprietary rights of third parties. We rely upon certain software that we license from third parties, including software that is integrated with our internally developed software and used in our solutions to perform key functions. We are not aware that any third-party software being re-sold by us is infringing upon proprietary rights of other third-parties. We are involved in a dispute relating to one of our software products. See "Legal Proceedings."

EMPLOYEES

    As of July 31, 2000, we had 429 employees. Of these employees, 205 provided consulting services, 95 worked in the technical group, 54 performed sales and marketing, customer relations and business development functions and 75 persons performed corporate, finance and administrative functions. We have no unionized employees, and we believe that our employee relations are good.

INDEPENDENT CONTRACTORS

    We provide consulting and technical services and develop software in part through the use of independent contractors who are not our employees. During calendar year 1999, we used 31 independent contractors to provide consulting and technical services, most of whom worked from their homes or from customers' offices. Many of these contractors are former bank executives, and we believe that their experience in the banking industry enables them to provide industry-specific solutions to our customers.

PROPERTIES

    Our principal executive office is a leased facility with approximately 72,400 square feet of space in Dallas, Texas. The lease agreement for this space expires on May 31, 2010. We also lease approximately 20,600 square feet in Atlanta, Georgia pursuant to a lease agreement which expires on March 1, 2003, approximately 3,300 square feet in Kansas City, Missouri, pursuant to a lease agreement which expires February 28, 2002, approximately 5,300 square feet in Bedford, Texas pursuant to a lease agreement which expires September 30, 2002 and approximately 3,100 square feet in Reading, England, pursuant to a lease agreement which expires September 4, 2004. We believe that our facilities are well maintained and in good operating condition and are adequate for our present and anticipated levels of operations.

LEGAL PROCEEDINGS

    We began to develop with Knowledge Based Systems, Inc., or KBSI, our CashForecaster suite of products in 1996 pursuant to a development contract. KBSI provided the algorithm-based components for these products. This contract is the subject of a lawsuit filed in September 2000 and pending in the United States District Court for the Northern District of Texas. We allege that KBSI has breached the contract and seek injunctive relief to enforce the contract and to prevent KBSI from using or disclosing our confidential information and trade secrets. KBSI alleges, among other things, that we have breached the contract and seeks ownership of the CashForecaster products and unspecified actual and exemplary monetary damages. Certain contractual disputes relating to this contract are also the subject of a pending arbitration proceeding. This lawsuit and the related arbitration are not expected to have a material adverse effect on our business, financial position or results of operations.

    We are a party from time to time to certain routine legal proceedings arising in the ordinary course of our business. Although the outcome of any of these proceedings cannot be predicted accurately, we do not believe any liability that might result from these proceedings could have a material adverse effect on our financial condition and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information regarding our current executive officers and directors. The term of Class I directors expires in 2002; the Class II term expires in 2003; and the Class III term expires in 2001.

NAME                                     AGE       CLASS     POSITION
----                                   --------   --------   --------
John D. Carreker, Jr................      58      I          Chairman of the Board, Chief Executive
                                                             Officer and Director

Royce D. Brown......................      52      --         Vice Chairman of the Office of the
                                                             President, Executive Vice President and
                                                             Managing Director

John S. Davis, Jr...................      42      --         Executive Vice President and Managing
                                                             Director

Terry L. Gage.......................      43      --         Executive Vice President, Treasurer, Chief
                                                             Financial Officer and Assistant Secretary

Richard J. Jerrier..................      57      --         Executive Vice President and Managing
                                                             Director

Wyn P. Lewis........................      51      III        Vice Chairman of the Office of the
                                                             President, Executive Vice President and
                                                             Managing Director

Robert M. Olson, Jr.................      45      --         Executive Vice President and Managing
                                                             Director

James D. Carreker...................      53      III        Director

James L. Fischer....................      72      II         Director

Donald L. House.....................      59      I          Director

Richard R. Lee, Jr..................      53      II         Director

Larry J. Peck.......................      53      I          Director

David K. Sias.......................      62      III        Director

    JOHN D. CARREKER, JR. has served as our Chairman of the Board of Directors and Chief Executive Officer since our formation in 1978. John D. Carreker, Jr. and James D. Carreker are brothers.

    ROYCE D. BROWN was appointed Vice Chairman of the Office of the President in September 1999 and has served as Executive Vice President and Managing Director since February 1996. From March 1994 to January 1996, Mr. Brown served as Vice President and Managing Director.

    JOHN S. DAVIS, JR. has served as Executive Vice President and Managing Director since April 1997. From February 1996 to April 1997, Mr. Davis served as Senior Vice President and Managing Director. From February 1993 to January 1996, Mr. Davis served as Director of Sales and Marketing. From July 1992 to February 1993, Mr. Davis served as a regional sales manager.

    TERRY L. GAGE has served as Executive Vice President, Treasurer and Chief Financial Officer since October 1995 and was elected Assistant Secretary in April 1997. From October 1986 to April 1995, Mr. Gage served as Treasurer and Chief Financial Officer of FAAC Incorporated, a company specializing in technology engineering and consulting services.

    RICHARD J. JERRIER has served as Executive Vice President and Managing Director since January 1999. From 1993 until December 1998, Mr. Jerrier served as the Senior Vice President and Director of New Business for Atlantic Data Services, a professional services firm that provides project management leadership to the financial services industry.

    WYN P. LEWIS has served as our director since March 2000, was appointed Vice Chairman of the Office of the President in September 1999 and has served as Executive Vice President and Managing Director since March 1996. From March 1993 to March 1996, Mr. Lewis served as our Vice President and Managing Director.

    ROBERT M. OLSON, JR. has served as Executive Vice President and Managing Director since September 1998. From July 1994 until July 1998, Mr. Olson served as Executive Vice President, Operations & Technology for Magna Group, Inc., a financial services institution.

    JAMES D. CARREKER has served as our director since 1984. Mr. Carreker serves as Chairman of the Board of Directors of Wyndham International, Inc., a hotel management and leasing company. From January 1998 to March 2000, Mr. Carreker served as Chief Executive Officer of Wyndham International, and from January 1998 to June 1999 Mr. Carreker also served as a director of Patriot American Hospitality, Inc. Patriot was a hotel real estate investment trust until it became a wholly-owned subsidiary of Wyndham International in June 1999.
Mr. Carreker served as President and Chief Executive Officer of Wyndham Hotel Corporation, a national hotel company from May 1996, and as a director of Wyndham from February 1996, until the merger of Wyndham with and into Patriot in January 1998. Mr. Carreker also served as Chief Executive Officer of Trammell Crow Company, a national real estate company, from August 1994 to December 1995 and currently serves as a director of Crow Family Holdings. John D. Carreker, Jr. and James D. Carreker are brothers.

    JAMES L. FISCHER has served as our director since 1984. Mr. Fischer retired in 1984 from Texas Instrument Incorporated, an electronics manufacturer, where he served in a variety of positions over 29 years. At the time of his retirement, Mr. Fischer served as Executive Vice President and Principal Financial Officer of Texas Instruments.

    DONALD L. HOUSE has served as our director since March 1998. From January 1993 until December 1997, Mr. House served as Chairman of the Board of Directors of SQL Financials International, Inc. (now known as Clarus Corporation), a developer of financial, human resource and electronic commerce application software. Mr. House continues to serve as a director of Clarus Corporation.
Mr. House is a director of Eshare Technologies, Inc., formerly known as Melita International Corporation, a provider of automated customer relationship management systems, where he serves as chairman of its audit committee and a member of its compensation committee. He is now chairman of Ockham
Technologies, Inc., a provider of sales management software, and he is on the board of several other private technology companies.

    RICHARD R. LEE, JR. has served as our director since 1984. Mr. Lee has served as President of Lee Financial Corporation, a financial advisory firm, since 1975.

    LARRY J. PECK has served as our director since October 1996. Mr. Peck has served since 1994 as Senior Vice President and Manager, Technology Solutions Sector, of Science Applications International Corporation, or SAIC, a diversified technology research and development services company. An affiliate of SAIC is a selling stockholder in this offering.

    DAVID K. SIAS has served as our director since October 1993 and has served as a consultant to us since November 1993. Mr. Sias also serves as a consultant to other companies.

COMMITTEES OF THE BOARD OF DIRECTORS

    The board of directors has an audit committee and a compensation committee. The members of the audit committee are Messrs. Fischer, House and Peck. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of audits and other accounting-related services and reviews and evaluates our internal control functions. The members of the compensation committee are Messrs. Fischer and Lee. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our 1994 Long Term Incentive Plan.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth as of September 21, 2000, certain information regarding the beneficial ownership of our outstanding common stock, both before this offering and immediately following this offering by:

    - each person known by us to own beneficially more than five percent of our outstanding common stock;

    - each of our directors and each of our most highly compensated executive officers;

    - each selling stockholder; and

    - all of our directors and executive officers as a group.

    As of September 21, 2000, the number of shares of our common stock outstanding was 18,864,552. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally require inclusion of any securities over which the stockholders have voting or investment power. In accordance with the rules of the Securities and Exchange Commission, shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of September 21, 2000 are deemed outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of any other person. These options are separately set forth below in the column titled "Options." Unless otherwise noted, the address for the stockholders named in the table is 4055 Valley View Lane, Suite 1000, Dallas, Texas 75244.

                          SHARES BENEFICIALLY OWNED PRIOR                       SHARES BENEFICIALLY OWNED
                                  TO THE OFFERING              NUMBER OF           AFTER THE OFFERING
                          --------------------------------      SHARES       -------------------------------
          NAME             NUMBER      OPTIONS    PERCENT    BEING OFFERED    NUMBER     OPTIONS    PERCENT
------------------------  ---------   ---------   --------   -------------   ---------   --------   --------
John D. Carreker, Jr.
  (1)(3)................  4,395,271          --     23.3%      1,018,000     3,377,271        --      16.2%
Ronald R. Antinori
  (2)...................  2,669,646          --     14.2         618,500     2,051,146        --       9.8
Wyn P. Lewis (3)(4).....    233,224      37,760      1.4          54,000       179,224    37,760       1.0
Royce D. Brown (3)......    299,178      77,000      2.0          69,000       230,178    77,000       1.5
Richard J. Jerrier......         --      40,625        *              --            --    40,625         *
David K. Sias (5).......    248,173       7,700      1.4          57,500       190,673     7,700         *
James L. Fischer (6)....    136,486      11,529        *          20,000       116,486    11,529         *
James D. Carreker (7)...    118,550      18,251        *              --       118,550    18,251         *
Richard R. Lee, Jr.
  (8)...................    117,199      22,602        *              --       117,199    22,602         *
Larry J. Peck
  (9) (11)..............         --      10,719        *              --            --    10,719         *
Donald L. House (10)....         --      38,161        *              --            --    38,161         *
SAIC Venture Capital
  Corporation (11)......    702,967          --      3.7         163,000       539,967        --       2.6
Directors and executive
  officers as a group
  (13 persons)(3).......  5,622,048     436,343     31.4%                    4,403,548   436,343      23.2%

------------------------

*Less than 1% of the outstanding common stock.

(1) Includes 465,079 shares held in a family limited partnership.

(2) Includes 402,111 shares held by Susan Antinori, the wife of Mr. Antinori, as to which Mr. Antinori disclaims beneficial ownership. The address for Mr. Antinori is 238 15th Street, No. 12, Atlanta, Georgia 30309.

(3) Includes 68,837, 17,239, 42,956 and 146,499 shares of common stock held in our employee stock ownership plan for the benefit of Messrs. Carreker, Lewis and Brown, respectively, and all directors and executive officers as a group.

(4) Includes 38,500 shares of restricted stock issued under our 1994 Long Term Incentive Plan.

(5) Includes 6,000 shares held by Patricia L. Sias, the wife of Mr. Sias, as to which Mr. Sias disclaims beneficial ownership. The address for Mr. Sias is 1930 Jelinda Drive, Santa Barbara, California 93108.

(6) Includes 2,000 shares held by Elizabeth Fischer, the wife of Mr. Fischer, as to which Mr. Fischer disclaims beneficial ownership. The address for Mr. Fischer is 7170 Kendallwood, Dallas, Texas 75240.

(7) Includes 6,576 shares held by children of Mr. Carreker, as to which Mr. Carreker disclaims beneficial ownership. The address for Mr. Carreker is 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207.

(8) Includes 5,000 shares held by Lee Financial Corporation and 11,576 shares currently held in trust, as to which Mr. Lee disclaims beneficial ownership. The address for Mr. Lee is 12201 Merritt Drive, Suite 530, Dallas, Texas 75251.

(9) The address for Mr. Peck is 10260 Campus Point Drive, San Diego, California 92121.

(10) The address for Mr. House is 2480 Spalding Drive, Atlanta, Georgia 30350.

(11) The address for SAIC Venture Capital Corporation is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109. SAIC Venture Capital Corporation is an affiliate of Science Applications International Corporation of which Mr. Peck is an officer.

    In the event that the underwriters elect to exercise the over-allotment option, the selling stockholders will sell up to the following number of additional shares:

John D. Carreker, Jr...............................  210,000
Ronald R. Antirori.................................  130,000
Wyn P. Lewis.......................................   46,000
Royce D. Brown.....................................   31,000
SAIC Venture Capital Corporation...................  183,000
                                                     -------
                                                     600,000
                                                     =======

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, Robertson Stephens, Inc., Chase Securities Inc. and U.S. Bancorp Piper
Jaffray Inc. have severally agreed with us and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
------------------------------------------------------------  ---------
Robertson Stephens, Inc. and Robertson Stephens
  International, Ltd. ......................................
Chase Securities Inc. and Chase Manhattan International
  Limited...................................................
U.S. Bancorp Piper Jaffray Inc..............................

                                                              ---------
    Total...................................................  4,000,000
                                                              =========

    The underwriters' representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at
that price less a concession of not in excess of $      per share, of which
$0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters' representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

OVER-ALLOTMENT OPTION

    The selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares to be purchased by it as shown in the above table represents as a percentage of the 4,000,000 shares offered by this prospectus. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 4,000,000 shares offered by this prospectus are being sold. Each of the selling stockholders will be obligated, under this over-allotment option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders:

                                                                                 TOTAL
                                                                         ---------------------
                                                                          WITHOUT      WITH
                                                                PER        OVER-       OVER-
                                                               SHARE     ALLOTMENT   ALLOTMENT
                                                              --------   ---------   ---------
Underwriting discounts payable by us........................  $           $           $
Underwriting discounts payable by the selling
  stockholders..............................................  $           $           $

    We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $579,000.

INDEMNITY

    The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

LOCK-UP AGREEMENTS

    Each of our executive officers and directors and each of the selling stockholders have agreed, during the period of 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any share of common stock, or any securities convertible into or exchangeable for share of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of Robertson Stephens, Inc. However, Robertson Stephens, Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters' representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of Robertson Stephens, Inc., subject to specified exceptions, (a) consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or (b) offer, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than (w) our sale of shares in this offering,
(x) the issuance of our common stock upon the exercise of outstanding options or warrants, (y) the issuance of options under existing stock option and incentive plans, subject to certain limitations, and (z) the issuance of our common stock or securities convertible into, or exchangeable or exercisable for shares of our common stock in connection with acquisitions, subject to specified limitations.

SYNDICATE SHORT SALES

    The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 600,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which shares are available for purchase through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

STABILIZATION

    The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

REGULATION M/PASSIVE MARKET MAKING

    In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    Locke Liddell & Sapp LLP, Dallas, Texas, will pass upon the validity of the common stock offered under this prospectus. Maurice E. Purnell, a partner of Locke Liddell & Sapp LLP, is the secretary of Carreker. Alston & Bird LLP, Atlanta, Georgia, will pass upon certain legal matters relating to the offering on behalf of the underwriters.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, and therefore we file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any of the reports, proxy statements and other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference
Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Reports, proxy and information statements and other information about us may also be inspected at the National Association of Securities Dealers, Inc. at NASD Regulation, Inc., Corporate Financing Department, 9509 Key West Ave., 5th Floor, Rockville, MD 20850.

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered in this prospectus. This prospectus is part of that registration statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, we refer you to the documents that have been filed as exhibits to the registration statement, and statements relating to those documents are qualified in all respects by this reference. You can review and copy the registration statement and its exhibits from the Commission at the address listed above or from its Internet site.

    The Commission allows us to "incorporate by reference" into this prospectus information we file with the Commission in other documents. This means that we can disclose important information by referring you to other documents that we file with the Commission. We incorporate by reference the documents listed below and future filings we will make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of these shares is terminated:

    - our annual report on Form 10-K for the fiscal year ended January 31, 2000, as amended by our annual report on Form 10-K/A filed October 3, 2000;

    - our quarterly report on Form 10-Q for the quarter ended April 30, 2000;

    - our quarterly report on Form 10-Q for the quarter ended July 31, 2000; and

    - the description of our capital stock contained in our registration statement on Form 8-A filed with the Commission on May 5, 1998.

    The information incorporated by reference is deemed to constitute a part of this prospectus, except that any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

    You may request a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

       Carreker Corporation
       4055 Valley View Lane, Suite 1000
       Dallas, Texas 75244
       Attention: Terry L. Gage
       Telephone number (972) 458-1981

               WE BELIEVE OUR MARKET OPPORTUNITIES ARE DRIVEN BY
                          FAVORABLE INDUSTRY DYNAMICS.

Icon representing a bank in middle of page surrounded by four triangles containing the following phrases "Consolidation," "Regulatory Change," "Evolving Technologies" and "Emergence of Internet."

                                     [LOGO]

                                     [LOGO]

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table indicates the estimated expenses to be incurred by us in connection with the offering described in the Registration Statement:


Securities and Exchange Commission filing fee...............  $ 22,466
NASD filing fee.............................................     9,010
Nasdaq National Market additional listing fee...............    17,500
Blue Sky fees and expenses..................................     5,000
Printing and engraving fees.................................   150,000
Accountants' fees and expenses..............................   100,000
Legal fees and expenses.....................................   200,000
Miscellaneous...............................................    75,024
                                                              --------
    Total...................................................  $579,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law provides, in effect, that any person made a party to any action by reason of the fact that he is or was our director, officer, employee or agent may and, in certain cases, must be indemnified by us against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) incurred by him as a result of such action, and in the case of a derivative action, against expense (including attorney's fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. This indemnification does not apply, in a derivative action, to matters as to which it adjudged that the director, officer, employee or agent is liable to us, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expense and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

    Article Eight of our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

    Article Eight of our amended and restated certificate of incorporation also provides that we may indemnify to the fullest extent permitted by Delaware law any and all of our directors and officers, or former directors and officers, or any person who may have served at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. In addition, Section 7.07 of our amended and restated bylaws provides for similar indemnification of officers and directors within the limits of Delaware law.

    Reference is made to the underwriting agreement which will be filed as part of Exhibit 1.1 to this prospectus, pursuant to which the underwriters have agreed to indemnify our officers and directors against certain liabilities under the Securities Act of 1933, as amended, or Securities Act.

    We will enter into indemnification agreements with each of our officers and directors. Pursuant to such agreements, we will, to the extent permitted by applicable law, indemnify these persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were our directors or assumed certain responsibilities at our direction. We have also purchased directors and officers liability insurance in order to limit our exposure to liability for indemnification of directors and officers.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES.

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
         1.1+           Form of Underwriting Agreement by and among Carreker
                        Corporation and the Underwriters.
         2.1            Agreement and Plan of Merger between
                        Carreker-Antinori, Inc., a Texas corporation, and
                        Carreker-Antinori, Inc., a Delaware corporation
                        (incorporated by reference to Exhibit 2.1 to the Company's
                        Registration Statement on Form S-1 (Registration No.
                        333-48399)).
         2.2            Agreement and Plan of Merger, dated January 29, 1999, by and among Carreker-Antinori, Inc., GO Acquisition Corp., Genisys
                        Operation, Inc., and Kevin J. Taylor, Ronald W. Kreykes,
                        Thomas R. Flannery, Robert A. Walsh, and Patrick M.
                        Rogal-Davis (incorporated by reference to Exhibit 2.1 to
                        Carreker Corporation's Current Report on Form 8-K filed
                        February 12, 1999).
         2.3            List of Schedules and Attachments omitted from Exhibit 2.2,
                        Agreement and Plan of Merger (incorporated by reference to
                        Exhibit 2.2 to Carreker Corporation's Current Report on Form
                        8-K filed February 12, 1999).
         4.1            Specimen Stock Certificate (incorporated by reference to
                        Exhibit 4.1 to Carreker Corporation's Registration Statement
                        on Form S-1 (Registration No. 333-48399)).
         4.2            Amended and Restated Certificate of Incorporation and Bylaws
                        of Carreker Corporation (incorporated by reference to
                        Exhibit 4.2 to Carreker Corporation's Registration Statement
                        on Form S-1 (Registration No. 333-48399).
         5.1*           Opinion of Locke Liddell & Sapp LLP.
        23.1*           Consent of Ernst & Young LLP, Independent Auditors.
        23.2*           Consent of Locke Liddell & Sapp LLP (included in
                        Exhibit 5.1).
        24.1*           Power of Attorney (included on first signature page).

------------------------

*   Filed herewith

+   To be filed by amendment

ITEM 17. UNDERTAKINGS.

    We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    We hereby undertake to provide the representatives of the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our certificate of incorporation and our bylaws, the Underwriting Agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

    We hereby undertake that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on this 2nd day of October, 2000.

                                                       CARREKER CORPORATION

                                                       By:  /s/ JOHN D. CARREKER, JR.
                                                            -----------------------------------------
                                                            John D. Carreker, Jr.
                                                            CHIEF EXECUTIVE OFFICER AND DIRECTOR

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John D. Carreker, Jr. and Terry L. Gage, and each of them, such individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to intents and purpose as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
              /s/ JOHN D. CARREKER, JR.                Chief Executive Officer and   October 2, 2000
     -------------------------------------------         Director (Principal
                John D. Carreker, Jr.                    Executive Officer)

                  /s/ TERRY L. GAGE                    Chief Financial Officer,      October 2, 2000
     -------------------------------------------         Executive Vice President
                    Terry L. Gage                        and Treasurer (Principal
                                                         Financial and Accounting
                                                         Officer)

                  /s/ WYN P. LEWIS                     Executive Vice President,     October 2, 2000
     -------------------------------------------         Managing Director and
                    Wyn P. Lewis                         Director

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                /s/ JAMES D. CARREKER                           Director             October 2, 2000
     -------------------------------------------
                  James D. Carreker

                /s/ JAMES L. FISCHER                            Director             October 2, 2000
     -------------------------------------------
                  James L. Fischer

                 /s/ DONALD L. HOUSE                            Director             October 2, 2000
     -------------------------------------------
                   Donald L. House

               /s/ RICHARD R. LEE, JR.                          Director             October 2, 2000
     -------------------------------------------
                 Richard R. Lee, Jr.

                                                                Director             October 2, 2000
     -------------------------------------------
                    Larry J. Peck

                  /s/ DAVID K. SIAS                             Director             October 2, 2000
     -------------------------------------------
                    David K. Sias